As filed with the Securities and Exchange Commission on September 9, 2009
File No. 333-158094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1/A
(Amendment No. 1)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Janel World Trade, Ltd.
(Exact name of registrant as specified in its charter)

Nevada	4731	86-1005291
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer Identification Number)
incorporation or organization)	Classification Number)

150-14 132nd Avenue
 Jamaica, NY 11434
(718) 527-3800
 (Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Mr. James N. Jannello
Executive Vice President and Chief Executive Officer
150-14 132nd Avenue
 Jamaica, NY 11434
(718) 527-3800
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
William J. Davis, Esq.
Scheichet & Davis, P.C.
767 Third Avenue - 24th Floor
New York, NY 10017
(212) 688-3200
Facsimile: (212) 371-7634

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller registration statement company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller registration statement company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller r company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (5)	Proposed maximum offering price	Amount of registration fee
Common Stock $.001 par value(1)	1,000,000 shs.	$1.00	$1,000,000	$55.80
Common Stock $.001 par value(2)	586,671 shs.	$1.00	$586,671	$33.29
Common Stock $.001 par value(3)	66,000 shs.	$1.00	$66,000	$3.68
Common Stock $.001 par value(4)	40,000 shs.	$1.00	$40,000	$2.23
TOTAL	1,692,671 shs.		$1,692,671	$94.45

(1)  Represents shares issuable upon conversion of Series A Convertible Preferred Stock.
(2)  Represents shares issuable upon conversion of Promissory Notes aggregating $440,000 at a conversion price of $.75 per share.
(3)  Represents shares issuable upon conversion of outstanding warrants at a conversion price of $1.25 per share.
(4)  Represents shares issuable upon conversion of outstanding warrants at a conversion price of $2.00 per share.
(5)  Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The average of the high and low price per share of the Registrant’s common stock on the OTC Bulletin Board as of July 14, 2009 was $1.00 per share.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

JANEL WORLD TRADE, LTD.

1,692,671 shares of common stock, $.001 par value per share

The selling stockholders named beginning on page 17 of this prospectus are offering an aggregate of  1,692,671 shares of common stock held by them or issuable to them upon the conversion of; (a) 1,000,000 shares of Series A Convertible Preferred Stock into 1,000,000 shares of common stock on a 1-for-1 basis; (b) $440,000 of promissory notes into 586,671 shares of common stock at a conversion price of $0.75 per share; (c) 66,000 common stock warrants converted into 66,000 shares of common stock at a conversion price of $1.25 per share; and (d) 40,000 common stock warrants converted into 40,000 shares of common stock at a conversion price of $2.00 per share..

The selling stockholders may sell the common stock directly to purchasers, or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling stockholders may sell at market prices prevailing at the time of sale or at privately negotiated prices.

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. We will not receive any proceeds from this offering.

Our shares are currently traded on the OTC Bulletin Board under the symbol “JWLT”.

These securities are speculative and involve a high degree of risk. You should carefully read and consider the section of this prospectus titled “Risk Factors” beginning on page 4 before buying any shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offence.

The date of this prospectus is September 9, 2009.

Table of Contents

SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors, our business description and our financial statements. Unless otherwise stated in this prospectus, references to “we,” “us,” “our company,” “the company” or “Janel” refer to Janel World Trade, Ltd. The term “selling stockholders” means certain holders of our Common Stock, and Series B Convertible Preferred Stock, which is convertible into shares of our Common Stock that we are registering for resale in this prospectus.

Janel World Trade, Ltd. has its executive offices at 150-14 132nd Avenue, Jamaica, NY 11434, tel. (718) 527-3800, adjacent to the John F. Kennedy International Airport. The company and its predecessors have been in business since 1975 as a logistics services provider for importers and exporters worldwide. It is primarily engaged, through its wholly owned subsidiaries, in full-service cargo transportation logistics management, including freight forwarding via air, ocean and land-based carriers, customs brokerage services, warehousing and distribution services, and value-added logistics services, such as freight consolidation, insurance, a direct client computer access interface, logistics planning, landed-cost calculations, in-house computer tracking, product repackaging, online shipment tracking and electronic billing.

Janel conducts its business through a network of company-operated facilities and independent agent relationships in most trading countries. During fiscal 2008 (Janel’s fiscal year ends September 30), the company handled approximately 28,000 individual import and export shipments, predominately originating or terminating in the United States, Europe and the Far East. Janel generated gross revenue of approximately $74.9 million in fiscal 2007, $77.2 million in fiscal 2006 and $73.5 million in 2005. In fiscal 2007, approximately 70% of revenue related to import activities (unchanged from 2006), 5% to export, 20% to break-bulk and forwarding, and 5% to warehousing, distribution and trucking (unchanged from 2006).

THE OFFERING

Issuer:	Janel World Trade, Ltd.

Selling stockholders:
The selling stockholders are comprised of holders of Janel's Series A convertible preferred stock issued in January 2007, and holders of convertible notes and common stock purchase warrants, which were issued to the holders in connection with a Janel debt funding of an asset acquisition transaction in August 2008, in private placement transactions completed pursuant to Rule 506 of Regulation D, and Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act).

Shares offered by the selling stockholders:	The selling stockholders are offering all of the 1,692,671 shares of common stock offered by this prospectus.

Offering price:	The selling stockholders may sell at market prices prevailing at the time of sale or at privately negotiated prices.

Terms of the offering:
The selling stockholders will determine when and how they will sell the common stock offered by this prospectus. We will cover the expenses associated with the offering, which we estimate to be approximately $23,000. See “Plan of Distribution.”

Use of proceeds:	We will not receive any proceeds from this offering. We will incur all costs associated with the filing of this registration statement with the SEC in connection with this offering.

Limited market for our common stock:	Our shares are currently traded in the OTC Bulletin Board under the symbol “JWLT."

Outstanding shares of common stock:
There were 18,013,332 shares of our common stock issued and outstanding at July 23, 2009, of which 12,075,000 shares (67%) are held by officers and other affiliates of the company. All of the common stock to be sold under this prospectus will be sold by existing stockholders. If the selling stockholders convert their Series A Convertible Preferred Stock and notes, and exercise their warrants, the underlying shares of which are offered to be sold under this prospectus, there will be 19,057,911 shares of our common stock issued and outstanding.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read together with our financial statements, which are included in this prospectus.

 Year Ended September 30,

	2008	2007	2006	2005	2004

Revenue	$82,745,383	$74,947,442	$77,220,070	$73,484,334	$69,981,639

Net Income (Loss)	$(1,645,427)	$322,979	$56,995	$430,019	$264,355

Net Income (Loss) per common share	$0.(0.10)	$0.02	$0.00	$0.03	$0.02

Total Assets	$13,412,727	$8,584,064	$6,743,091	$6,731,129	$7,030,489

Long-Term Obligations	$2,188,805	$81,118	$84,905	$92,140	$100,530

Cash Dividends Declared
per common share	N/A	N/A	N/A	N/A	N/A

RISK FACTORS

 Investing in our securities involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing Janel World Trade.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We May Not Be Successful in Growing Either Internally or Through Acquisitions.

Our growth strategy primarily focuses on internal growth in domestic and international freight forwarding, local pick up and delivery, customs brokerage and acquisitions. Our ability to grow will depend on a number of factors, including:

- existing and emerging competition;

- ability to operate profitably in the face of competitive pressures;

- the recruitment, training and retention of operating and management employees;

- the strength of demand for our services;

- the availability of capital to support our growth; and

- the ability to identify, negotiate and fund acquisitions when appropriate.

Acquisitions Involve Risks, Including Those Relating to:

- the integration of acquired businesses, including different information systems;

- the retention of prior levels of business;

- the retention of employees;

- the diversion of management attention;

- the write-offs resulting from impairment of acquired intangible assets; and

- unexpected liabilities.

We cannot assure that we will be successful in implementing any of our business strategies or plans for future growth.

Events Affecting the Volume of International Trade and International Operations Could Adversely Affect Our International Operations.

Our international operations are directly related to and dependent on the volume of international trade, particularly trade between the United States and foreign nations. This trade, as well as our international operations, are influenced by many factors, including:

- economic and political conditions in the United States and abroad;

- major work stoppages, such as the 2002 West Coast work stoppage;

- exchange controls, currency conversion and fluctuations;

- war, other armed conflicts and terrorism; and

- United States and foreign laws relating to tariffs, trade restrictions, foreign investment    and taxation.

Trade-related events beyond our control, such as a failure of various nations to reach or adopt international trade agreements or an increase in bilateral or multilateral trade restrictions, could have a material adverse effect on our international operations. Our operations also depend on the availability of independent carriers that provide cargo space for international operations.

Our Business Has Been and Could Continue to Be Adversely Affected by Negative Conditions in the United States Economy or the Industries of Our Principal Customers.

Demand for our services had been adversely affected by negative conditions in the United States economy or the industries of our customers. A substantial number of our principal customers are in the household products, garments, industrial equipment, telecommunications and related industries, and their business had been adversely affected, particularly during the 2001-2002 period. These customers collectively account for a substantial percentage of our revenue. Adverse conditions or worsening conditions in the industries of our customers could cause us to lose a significant customer or experience a decrease in the shipment volume and business levels of our customers. Either of these events could negatively affect our financial results. Adverse economic conditions outside the United States can also have an adverse effect on our customers and our business. We expect that demand for our services, and consequently our results of operations, will be sensitive to domestic and global economic conditions and other factors beyond our control.

Failure to Comply with a Debt Service Coverage Ratio Covenant in the Company's Credit Agreement with its Bank could result in accelerated Payment of all Obligations to the Bank, which could Adversely affect the Company's Business Operations.

The company has outstanding borrowings of approximately $1,700,000 under a Credit Agreement with J.P. Morgan Chase Bank, N.A., which requires a Debt Service Coverage Ratio with respect to the cash flow available to meet interest and principal payments on the outstanding debt. Although the company is current in its repayments under the Credit Agreement, it does not currently meet the required ratio, which results in a technical default under the agreement. The bank could accelerate full payment of the company's borrowings based upon the technical default, which could adversely affect the company's business operations. However, as of the date of this prospectus, the bank has been accommodating to the company, and has not exercised any of its rights under the Debt Service Coverage Ratio covenant

The Terrorist Attacks on September 11, 2001, and their Aftermath, Have Created Economic, Political and Regulatory Uncertainties, Some of Which May Materially Harm Our Business and Prospects and Our Ability to Conduct Business in the Ordinary Course.

The terrorist attacks that took place in the United States on September 11, 2001, have adversely affected many businesses, including our business. The national and global responses to these terrorist attacks, which are varied and unpredictable, may materially adversely affect us in ways we cannot currently predict. Some of the possible future effects include reduced business activity by our customers, increased shipping costs, changes in security measures or regulatory requirements for air and other travel and reductions in available commercial flights that may make it more difficult for us to arrange for the transport of our customers' freight and increased credit and business risk for customers in industries that were severely affected by the attacks.

Our Ability to Serve Our Customers Depends on the Availability of Cargo Space from Third Parties.

Our ability to serve our customers depends on the availability of air and sea cargo space, including space on passenger and cargo airlines and ocean carriers that service the transportation lanes that we use. Shortages of cargo space are most likely to develop around holidays and in especially heavy transportation lanes. In addition, available cargo space could be reduced as a result of decreases in the number of passenger airlines or ocean carriers serving particular shipment lanes at particular times. This could occur as a result of economic conditions, transportation strikes, regulatory changes and other factors beyond our control. Our future operating results could be adversely affected by significant shortages of suitable cargo space and associated increases in rates charged by passenger airlines or ocean carriers for cargo space.

We May Lose Business to Competitors.

Competition within the freight industry is intense. We compete in North America primarily with fully integrated carriers, including much larger and well-financed national companies and smaller freight forwarders. Internationally, we compete primarily with the major European-based freight forwarders. We expect to encounter continued competition from those forwarders that have a predominantly international focus and have established international networks, including those based in the United States and Europe. We also expect to continue to encounter competition from other forwarders with nationwide networks, regional and local forwarders, passenger and cargo air carriers, trucking companies, cargo sales agents and brokers, and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. As a customs broker and ocean freight forwarder, we encounter strong competition in every port in which we do business, often competing with large domestic and foreign firms as well as local and regional firms. Our inability to compete successfully in our industry could cause us to lose customers or lower the volume of our shipments.

Our Success Depends on the Efforts of Our Founders and Other Key Managers and Personnel.

Our founder, James N. Jannello, continues to serve as Executive Vice President and Chief Executive Officer, with William J. Lally serving as President and Chief Operating Officer. We believe that our success is highly dependent on the continuing efforts of Mr. Jannello and the other executive officers and key employees, as well as our ability to attract and retain other skilled managers and personnel. None of our officers or key employees are subject to employment contracts. The loss of the services of any of our key personnel could have a material adverse effect on us.

Janel’s Officers and Directors Control the Company.

The officers and directors of the company control the vote of 67% of the outstanding shares of common stock. The company's stock option plan provides 1,600,000 shares of common stock regarding which options may be granted to key employees of the company. As a result, the officers and directors of the company control the election of the company's directors and will have the ability to control the affairs of the company.  Furthermore, they will, by virtue of their control of a large majority of the voting shares, have controlling influence over, among other things, the ability to amend the company's Certificate of Incorporation and By-Laws or effect or preclude fundamental corporate transactions involving the company, including the acceptance or rejection of any proposals relating to a merger of the company or an acquisition of the company by another entity.

Failure to Comply with Governmental Permit and Licensing Requirements Could Result in Fines or Revocation of Our Operating Authorities, and Changes in These Requirements Could Adversely Affect Us.

Our operations are subject to various state, local, federal and foreign regulations that in many instances require permits and licenses. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating authorities. Moreover, government deregulation efforts, "modernization" of the regulations governing customs clearance and changes in the international trade and tariff environment could require material expenditures or otherwise adversely affect us.

Risks Relating to Our Common Stock

Our Stock Price Is Subject to Volatility.

Our common stock trades on the OTC Bulletin Board under the symbol "JLWT." The market price of our common stock has been subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities.

We Have No Assurance of a Continued Public Trading Market.

Janel’s common stock is quoted in the over-the-counter market on the OTC Bulletin Board and is subject to the low-priced security or so-called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. For any transaction involving a penny stock, the rules require, among other things, the delivery, prior to the transaction, of a disclosure schedule required by the SEC relating to the penny stock market.  The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the customer's account. As a result, characterization as a “penny stock” can adversely affect the market liquidity for the securities.

We Have No History of Paying Dividends.

Janel has not paid cash dividends on our common stock. We currently anticipate that we will retain all future earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future.

Our Common Stock is Deemed to be Penny Stock with a Limited Trading Market.

The OTC Bulletin Board is generally considered to be less efficient markets than markets such as NASDAQ or other national exchanges. This may make it more difficult for you resell the shares of our common stock that you have purchased and more difficult for us to obtain future financing. Furthermore, our common stock is subject to the “penny stock” rules adopted under Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The penny stock rules apply to companies whose common stock is not listed on the NASDAQ Stock Market or another national securities exchange and trades at less than $5.00 per share or that have tangible net worth of less than $2,000,000 (if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we remain subject to the penny stock rules for any significant period, it could have an adverse effect on the market, if any, for our common stock. Because our common stock is subject to the penny stock rules, you will find it more difficult to dispose of the shares of our common stock that you have purchased.

Shares Eligible for Future Sale May Adversely Affect the Market Price of our Common Stock, Exacerbate Market Price Volatility and Negatively Impact our Ability to Raise Capital in Equity Financings.

All of the current holders of our restricted common stock are or will be eligible to sell all or some of their shares of common stock, under certain conditions, pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”). In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about our company. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the current public information requirement of Rule 144 or the requirement that this prospectus be effective. In general, under Rule 144 as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the number of shares of common stock then outstanding, or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

The above summarization of Rule 144 notwithstanding, Rule 144 is not available for the resale of securities initially issued by a former shell company, such as us, until the following conditions are met:

•	the issuer of the securities has ceased to be a shell company;

•	the issuer is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

•	the issuer has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports; and

•
one year has elapsed since the issuer has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer a shell company, such as the registration statement of which this prospectus is a part.

A substantial number of shares – 12,075,000 shares - or 67% of the total number of shares issued and outstanding as of July 23, 2009 – are eligible for resale under Rule 144 either because they have been held by non-affiliates for over one year or because they are held by affiliates and can be sold beginning 90 days after the date of this prospectus. This greatly exceeds the average daily trading volume for our common stock of approximately 6,255 shares. As a result of this imbalance, the sale or attempted sale of those formerly-restricted shares into the market can be expected to have a significant adverse effect on the market price of our common stock. This imbalance could also exacerbate volatility in the market price for our common stock – an increase in the market price could trigger an increased volume of sales or attempted sales, which could flood the market and cause the market price to decrease, resulting in price volatility.

A significant decrease in the market price of our common stock also could have a negative impact or our ability to raise capital in one or more equity financings on favorable terms, or at all.

If We Rely On Stock Issuances To Fund Any Future Acquisition Activity, You May Experience A Dilution Of Your Investment.

Although we currently do not have any potential acquisitions planned, we intend to seek to acquire novel technologies in the freight logistics field that we believe are commercially viable. Given our present financial and operational situation, it is likely that the purchase price in any such acquisition would be paid primarily in shares of our common stock. In the event of such an issuance, you would experience dilution of your percentage ownership of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995 (the “ PSLRA ”), although the safe harbor under the PSLRA does not apply to companies such as Janel that issue penny stock. These statements relate to anticipated future events, future results of operations or future financial performance. These forward-looking statements include, but are not limited to, statements relating to our ability to raise sufficient capital to finance our planned operations, market acceptance of our technology and product offerings, our ability to attract and retain key personnel, our ability to protect our intellectual property, and estimates of our cash expenditures for the next 12 to 36 months. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “will,” “should,” “intends,” “expects,” “plans,” “goals,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.

These forward-looking statements are only predictions, are uncertain and involve substantial known and unknown risks, uncertainties and other factors which may cause our (or our industry’s) actual results, levels of activity or performance to be materially different from any future results, levels of activity or performance expressed or implied by these forward-looking statements. The “Risk Factors” section of this prospectus sets forth detailed risks, uncertainties and cautionary statements regarding our business and these forward-looking statements.

We cannot guarantee future results, levels of activity or performance. You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. These cautionary statements should be considered with any written or oral forward-looking statements that we may issue in the future. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below in the sections of this prospectus entitled “Selling Stockholders” and “Plan of Distribution.” However, we will not have to repay convertible notes to the extent they are converted into shares of common stock. In addition, we will incur all costs associated with this registration statement and prospectus.

OUR BUSINESS

General Development of Business

Janel World Trade, Ltd. has its executive offices at 150-14 132nd Avenue, Jamaica, NY 11434, tel. (718) 527-3800, adjacent to the John F. Kennedy International Airport. The company and its predecessors have been in business since 1975 as a logistics services provider for importers and exporters worldwide. It is primarily engaged, through its wholly owned subsidiaries, in full-service cargo transportation logistics management, including freight forwarding – via air, ocean and land-based carriers – customs brokerage services, and warehousing and distribution services.

In addition to its traditional freight forwarding and customs brokerage activities, Janel offers various related, value-added logistics services, such as freight consolidation, insurance, a direct client computer access interface, logistics planning, landed-cost calculations, in-house computer tracking, product repackaging, online shipment tracking and electronic billing. The value-added services and systems are intended to help its customers streamline operations, reduce inventories, increase the speed and reliability of worldwide deliveries and improve the overall management and efficiency of the customer’s supply-chain activities.

Janel conducts its business through a network of company-operated facilities and independent agent relationships in most trading countries, principally China, Korea, Vietnam, India, Bangladesh, Japan, Oman, Guatemala, Honduras, Australia, England, France, Italy and Germany. During fiscal 2008 (Janel’s fiscal year ends September 30), the company handled approximately 28,000 individual import and export shipments, predominately originating or terminating in the United States, Europe and the Far East, and generated gross revenue of approximately $82,745,383 for fiscal 2008, approximately $74.9 million in fiscal 2007, and $77.2 million in fiscal 2006.  In fiscal 2008, approximately 70% of revenue related to import activities (unchanged from 2006), 5% to export, 20% to break-bulk and forwarding, and 5% to warehousing, distribution and trucking (unchanged from 2006). By market, the company’s revenue in fiscal 2008 derived from four principal industries: consumer wearing apparel/textiles - approximately 35% (unchanged from 2006); machines/machine parts - approximately 10% (unchanged from 2006); household appliances - approximately 20% (unchanged from 2006); and sporting goods and accessories – approximately 10% (unchanged from 2006).

   History

Janel commenced business in 1975 as Janel International Forwarding Company, Inc., a New York corporation.  In 1976, the “Janel Group” was established in New York City as a company primarily focused on quality import customs brokerage and related transportation services. Janel’s initial customer base consisted of importers and exporters of machines and machine parts, principally through what was then West Germany. Shortly thereafter, the company began expanding its business scope into project transportation and high-value general cargo forwarding.  In 1979, Janel expanded to the Midwest and West Coast, opening branches in Chicago and Los Angeles, respectively. Additional locations were opened in Atlanta (1995) and Miami (franchise agent) (1997). In 1980, C and N Corp. was organized as a Delaware corporation to be the corporate parent of the various Janel Group operating subsidiaries.

In 1990, Janel agreed to the use of its name by a Bangkok, Thailand office to facilitate business operations during 1990 and 1992 in which it serviced a United States cellular communications carrier. In 1997, Janel designed and manufactured (through a subcontractor) electronic switching equipment shelters, which it sold to the carrier together with consulting services on transportation logistics and coordination for construction of cellular telephone sites in Thailand.

In 2000, Janel opened the office in Shanghai, China, followed by the opening of the Hong Kong office in 2001 and the opening of an office in Shenzhen, China in 2003.

In June and July 2002, the corporate parent, C and N Corp., entered into and completed a reverse merger transaction with Wine Systems Design, Inc. in which it formally changed its state of incorporation from Delaware to Nevada, changed its corporate name to Janel World Trade, Ltd. and became a public company traded on the Nasdaq OTC Bulletin Board under the symbol “JLWT.”

In October 2007, the company acquired certain assets of Order Logistics, Inc. (OLI) consisting of proprietary technology, and intellectual property (including the name “Order Logistics”), office locations, equipment and customer lists for use in the management and expansion of the company’s international integrated logistics transport services business. The company filed a Form 8-K report with the SEC regarding the OLI transaction on October 22, 2007. Due to changes in economic circumstances relating to OLI, the company has determined that the carrying value of certain OLI intangible assets exceeded their estimated undiscounted future cash flows and their eventual disposition. Accordingly, the company has recorded an impairment loss of $1,812,750 (see Note 2(A) to the financial statements).

In July 2008, the company acquired the customs brokerage “book of business” of Ferrara International Logistics, Inc. (Ferrara), consisting of books, records, forms, manuals, access codes, goodwill, customer lists and contact information, telephone and advertising listings for the expansion of the company’s international integrated logistics transport services business. The company filed a Form 8-K report with the SEC regarding the Ferrara transaction on July 24, 2008.

The company operates out of eight leased locations in the United States: Jamaica (headquarters) and Lynbrook (accounting) in New York; Champaign, Illinois, Elk Grove Village (Chicago, Illinois); Downers Grove (Chicago, Illinois); Forest Park (Atlanta, Georgia); Inglewood (Los Angeles, California); and Miami, Florida (Janel Group of Los Angeles Miami Branch). Each Janel office is managed independently, with each manager having over 20 years experience with the company (except for Champaign, which was recently acquired). Janel Shanghai, Janel Hong Kong and Janel China (Shenzhen) operate as independently owned franchises within the company’s network. Janel’s former President, Stephen P. Cesarski, and its Executive Vice President, James N. Jannello, each personally own a 10% profit interest in each of Janel Shanghai and Janel Hong Kong. Janel Miami (Florida) and Janel Bangkok (Thailand) operate only as franchises under the Janel name, but are not otherwise affiliated with the company’s corporate network. Mr. Jannello, Janel’s Executive Vice President, owns 50% of the Janel Miami office.

Freight Forwarding and Related Services
As a cargo freight forwarder, Janel procures shipments from its customers, consolidates shipments bound for a particular destination from a common place of origin, determines the routing over which the consolidated shipment will move, selects a carrier (air, ocean, land) serving that route on the basis of departure time, available cargo capacity and rate, and books the consolidated shipment for transportation with the selected carrier. In addition, Janel prepares all required shipping documents, delivers the shipment to the transporting carrier and, in many cases, and arranges clearance of the various components of the shipment through customs at the final destination. If so requested by its customers, Janel will also arrange for delivery of the individual components of the consolidated shipment from the arrival terminal to their intended consignees.

As a result of its consolidation of customer shipments and its ongoing volume relationships with numerous carriers, a freight forwarder is usually able to obtain lower rates from such carriers than its customers could obtain directly. Accordingly, a forwarder is generally able to offer its customers a lower rate than would otherwise be available directly to the customer, providing the forwarder with its profit opportunity as an intermediary between the carrier and end-customer.  The forwarder’s gross profit is represented by the difference between the rate it is charged by the carrier and the rate it, in turn, charges its customer.

In fulfilling its intermediary role, the forwarder can draw upon the transportation assets and capabilities of any individual carrier or combination thereof comprised of airlines and/or air cargo carriers, ocean shipping carriers and land-based carriers, such as trucking companies.  Janel solicits freight from its customers to fill containers, charging rates lower than the rates that would be offered directly to its customers for similar type shipments.

Customs Brokerage Services

As part of its integrated logistics services, Janel provides customs brokerage clearance services in the United States and in most foreign countries.  These services typically entail the preparation and assembly of required documentation in many instances (Janel provides in-house translation services into Chinese, Spanish or Italian), the advancement of customs duties on behalf of importers, and the arrangement for the delivery of goods after the customs clearance process is completed.  Additionally, other services may be provided such as the procurement and placement of surety bonds on behalf of importers and the arrangement of bonded warehouse services, which allow importers to store goods while deferring payment of customs duties until the goods are delivered.

Janel has over 30 years of experience clearing a wide range of goods through U.S. Customs, from automobiles to heavy machinery to textiles. The company currently has seven fully licensed customs house brokers on staff. Janel is fully certified with U.S. Customs for both ABI and AES transmissions. The company has established an active “correspondent Customs House Broker Network” of individuals specially chosen for their ability to service customers throughout those locations in the United States where Janel does not have its own branch office.  In addition, the company regularly works with a group of proven independent attorneys, whose specialization in transportation, U.S. Customs law and classifications has resulted in substantial savings to customers.

Other Logistics Services

In addition to providing air, ocean and land freight forwarding and customs brokerage services, Janel provides its import and export customers with an array of fully integrated global logistics services. These logistics services include warehousing and distribution services, door-to-door freight pickup and delivery, cargo consolidation and de-consolidation, project cargo management, insurance, direct client computer access interface, logistics planning, landed-cost calculations, duty-drawback (recovery of previously paid duties when goods are re-exported), in-house computer tracking, product promotion, product packaging and repackaging utilizing Janel mobile packaging machinery, domestic pickup and forwarding, “hazmat” certifications for hazardous cargoes, letters of credit, language translation services, online shipment tracking and electronic billing.

In October 2007, Janel completed the acquisition of certain assets of Order Logistics, Inc. (“OLI”), a Delaware corporation, comprised of proprietary technology, intellectual property (including the brand name “Order Logistics”), office locations and equipment, and customer relationships, for use in the management and expansion of Janel’s international integrated logistics transport services business. The Web-based supply-chain technology acquired by Janel enables its customers to collaborate in the planning, execution, management and tracking of shipments, financial settlement, procurement and quality control activities on a worldwide basis. Janel filed a Form 8-K report regarding the asset acquisition transaction with the SEC on October 22, 2007.

Information Systems

Janel’s information system hardware consists of an IBM AS 400 system that is utilized by all of its offices in the United States. The company’s information technology capabilities also include DCS/HBU Logistics software, a T-1 online national network, recently acquired Web-based supply-chain technology, and a nationwide in-house e-mail network. These systems enable Janel to perform in-house computer tracking and to offer customers landed-cost calculations and online Internet information availability via the company’s websites relative to the tracking and tracking of customer shipments.

Customers, Sales and Marketing

While Janel’s customer base represents a multitude of diverse industry groups, the bulk of the company’s shipments are related to three principal markets: consumer wearing apparel and textiles, machines and machine parts, and household appliances. During fiscal 2008, the company shipped goods and provided logistics services for approximately 1,000 individual accounts. Janel markets its global cargo transportation and integrated logistics services worldwide. In markets where the company does not operate its own facilities, its direct sales efforts are supplemented by the referral of business through one or more of the company’s franchise or agent relationships. The company’s six largest accounts in fiscal 2008 were: H.H. Brown Shoe Company (which accounts for approximately 19.9% of revenue), the Conair Corporation, Leisure Merchandise, Modell’s Sporting Goods, and The Selmer Company.

James N. Jannello and William J. Lally are principally responsible for the marketing of the company's services. Each branch office manager is responsible for sales activities in their U.S. local market area. Janel attempts to cultivate strong, long-term relationships with its customers and referral sources through high-quality service and management.

Employees

As of September 30, 2008, Janel employed 69 people; 35 in its Jamaica, New York headquarters and Lynbrook, New York back office; 9 in Elk Grove Village, Illinois; 7 in Forest Park, Georgia; and 18 in Inglewood, California (2 additional employees have recently been hired). The October 2007 asset acquisition has resulted in our adding 6 employees, based in Champaign, Ill. Approximately 52 of the company’s employees are engaged principally in operations, 11 in finance and administration and 6 in sales, marketing and customer service. Janel is not a party to any collective bargaining agreement and considers its relations with its employees to be good.

To retain the services of highly qualified, experienced and motivated employees, Janel management emphasizes an incentive compensation program and adopted a stock option plan in December 2002.

Competition

Competition within the freight forwarding industry is intense, characterized by low economic barriers to entry resulting in a large number of highly fragmented participants around the world.  Janel competes for customers on the basis of its services and capabilities against other providers ranging from multinational, multi-billion dollar firms with hundreds of offices worldwide to regional and local freight forwarders to “mom-and-pop” businesses with only one or a few customers.

Currency Risks

The nature of Janel’s operations requires it to deal with currencies other than the U.S. Dollar. This results in the company being exposed to the inherent risks of international currency markets and governmental interference. A number of countries where Janel maintains offices or agent relationships have currency control regulations that influence its ability to hedge foreign currency exposure. The company tries to compensate for these exposures by accelerating international currency settlements among those offices or agents.

Seasonality

Historically, Janel’s quarterly operating results have been subject to seasonal trends. The fiscal first quarter has traditionally been the weakest and the fiscal third and fourth quarters have traditionally been the strongest. This pattern has been the result of, or influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions and other similar and subtle forces. This historical seasonality has also been influenced by the growth and diversification of Janel’s international network and service offerings. The company cannot accurately forecast many of these factors, nor can it estimate the relative impact of any particular factor and, as a result, there is no assurance that historical patterns will continue in the future.

A significant portion of Janel’s revenues are derived from customers in industries with shipping patterns closely tied to consumer demand and from customers with shipping patterns dependent upon just-in-time production schedules. Therefore, the timing of Janel’s revenues are, to a large degree, affected by factors beyond the company’s control, such as shifting consumer demand for retail goods and manufacturing production delays. Many of Janel’s customers may ship a significant portion of their goods at or near the end of a quarter and the company may not learn of a resulting shortfall in revenue until late in a quarter.

Environmental Issues

In the United States, Janel is subject to federal, state and local provisions regulating the discharge of materials into the environment or otherwise for the protection of the environment. Similar laws apply in many foreign jurisdictions in which Janel operates. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues and the company cannot predict what impact future environmental regulations may have on its business. Janel does not anticipate making any material capital expenditures for environmental control purposes during the remainder of the current or succeeding fiscal years.

Regulation

With respect to Janel’s activities in the air transportation industry in the United States, it is subject to regulation by the Department of Transportation as an indirect air carrier. The company’s overseas offices and agents are licensed as freight forwarders in their respective countries of operation. Janel is licensed in each of its offices as a freight forwarder by the International Air Transport Association. IATA is a voluntary association of airlines which prescribes certain operating procedures for freight forwarders acting as agents of its members.  The majority of the company’s freight forwarding businesses is conducted with airlines that are IATA members.

Janel is licensed as a customs broker by the Department of Homeland Security Customs and Border Service. All U.S. customs brokers are required to maintain prescribed records and are subject to periodic audits by the Customs Service. In other jurisdictions in which Janel performs clearance services, it is licensed by the appropriate governmental authority.

Janel is registered as an Ocean Transportation Intermediary and licensed as a NVOCC carrier (non-vessel operating common carrier) by the Federal Maritime Commission. The FMC has established certain qualifications for shipping agents, including certain surety bonding requirements.

Janel does not believe that current U.S. and foreign governmental regulations impose significant economic restraint on its business operations.

Cargo Liability

When acting as an airfreight consolidator, Janel assumes a carrier’s liability for lost or damaged shipments. This legal liability is typically limited by contract to the lower of the transaction value or the released value ($9.07 per pound unless the customer declares a higher value and pays a surcharge), excepted for loss or damages caused by willful misconduct in the absence of an appropriate airway bill. The airline that the company utilizes to make the actual shipment is generally liable to Janel in the same manner and to the same extent. When acting solely as the agent of an airline or shipper, Janel does not assume any contractual liability for loss or damage to shipments tendered to the airline.

When acting as an ocean freight consolidator, Janel assumes a carrier’s liability for lost or damaged shipments. This liability is strictly limited by contract to the lower of a transaction value or the released value ($500 for package or customary freight unit unless the customer declares a higher value and pays a surcharge). The steamship line which Janel utilizes to make the actual shipment is generally liable to the company in the same manner and to the same extent. In its ocean freight forwarding and customs clearance operations, Janel does not assume cargo liability.

When providing warehouse and distribution services, Janel limits its legal liability by contract to an amount generally equal to the lower of fair value or $.50 per pound with a maximum of $50 per “lot,” defined as the smallest unit that the warehouse is required to track.  Upon payment of a surcharge for warehouse and distribution services, Janel would assume additional liability.

The company maintains marine cargo insurance covering claims for losses attributable to missing or damaged shipments for which it is legally liable. Janel also maintains insurance coverage for the property of others stored in company warehouse facilities.

Properties.

Janel leases all of its office facilities. The executive offices in Jamaica, New York consist of approximately 5,000 square feet of office space adjoined by 9,000 square feet of warehouse space, all subject to a lease with a term ending January 31, 2010, and an annual base rent of $145,500. Its administrative office in Lynbrook, New York is approximately 1,459 square feet and is occupied under a lease which is being renewed to expire February 28, 2013, with an annual rent of $42,690 for 2005, which increases at the rate of 3% per year of the lease. The company also has the use of a small office in a Ferrara warehouse in Hillside, New Jersey, without charge. Janel’s Elk Grove Illinois office occupies approximately 2,063 square feet with an additional 800 square feet of warehouse space under a lease which expires November 30, 2009, with an annual rent of $40,536. Janel’s Downers Grove, Illinois office occupies approximately 2,095 square feet under a lease which expires October 31, 2011, with an annual rent of $37,710. Janel’s Champaign, Illinois office occupies approximately 1,200 square feet under a lease which expires August 31, 2009, with an annual rent of $18,435. Janel’s Miami, Florida office occupies approximately 506 square feet under a lease which expires August 31, 2010, with an annual rent of $10,593. Janel’s Georgia location occupies approximately 3,000 square feet of office and warehouse space, under a lease which expires in August 31, 2009 with an annual rent of $30,066 which increases to $30,968 on September 1, 2008. Janel’s Los Angeles office occupies approximately 3,000 square feet of office under a lease which expires in June 2012 with an annual rent of $72,000 through December 31, 2008, with annual increases based upon the CPI with a limit of up to 4.5% per year. Certain of the leases also provide for annual increases based upon increases in taxes or service charges.

Legal Proceedings.

Janel is occasionally subject to claims and lawsuits which typically arise in the normal course of business. While the outcome of these claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the company's financial position or results of operations.

Subsequent to the October 2007 acquisition of certain assets of Order Logistics, Inc. (“OLI”), a Delaware corporation, consisting principally of proprietary technology, office locations and personnel, and customer relationships, Janel learned that immediately prior to the closing of the acquisition, OLI had entered into an undisclosed agreement with a third party (the “Settlement Agreement”) which permitted that party to use OLI proprietary technology and customer relationships being purchased by Janel, and to solicit OLI employees in its South Carolina office. Janel believes that OLI’s failure to disclose the Settlement Agreement prior to the closing of the asset acquisition was a material violation of the OLI covenants, representations and warrantees set forth in the October 18, 2007 Asset Purchase Agreement which has damaged the value of the assets acquired by Janel.

On February 11, 2008, Janel World Trade, Ltd. (“Janel”) filed a lawsuit in the United States District Court for the Southern District of New York against defendants World Logistics Services, Inc. (“World Logistics”), a Delaware Corporation formerly known as “Order Logistics, Inc.;” Richard S. Francis ("Francis”), the President of World Logistics; and Brian P. Griffin (“Griffin”), who was the Chief Executive Officer of World Logistics when Janel completed an acquisition in October 2007 of certain World Logistics assets consisting of proprietary technology, intellectual property (including the name “Order Logistics”), office equipment, and customer lists for Janel's exclusive use in the management and expansion of Janel’s international integrated logistics transport services business. The technology was acquired by Janel to enable it to integrate the tracking of all of the different aspects of the production, movement and delivery of goods, making the entire process electronically visible in “real time” by both its managers and clients.

Janel claims that the defendants made false and misleading statements of material facts concerning the exclusivity of the rights to the assets which were offered and sold to Janel by having concealed and withheld the provisions of a settlement agreement with a third-party business associate and creditor made only two days before the closing of the asset sale, in which World Logistics agreed to the cancellation of a restrictive covenant which had prevented the creditor from using World Logistics proprietary computer software, or soliciting its list of valuable customers and employees.

Janel has charged that the defendants violated the anti-fraud provisions of the federal securities laws, committed common law fraud, breach of contract and other wrongdoing, with the specific intent to defraud Janel and obtain 285,000 shares of its newly authorized Class B convertible preferred stock, and more than $2,300,000 in payments by Janel of the defendants long overdue obligations to suppliers, creditors and tax authorities.

In May 2008, the defendants filed a motion to dismiss the case based upon the defendants' claim that the complaint "fails to state a claim upon which relief may be granted." The company filed a brief opposing the defendants' motion. In March 2009, the court entered an order denying the defendants motions to dismiss in their entirety. In April 2009 the defendants filed answers to the company's complaint, and counterclaimed that the company breached agreements and withheld payments due to the defendants. In May 2009, the company filed replies denying each of the counterclaims as meritless.

MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS,
AND ISSUER PURCHASES OF EQUITY SECURITY SECURITIES.

The company's common stock is quoted on the OTC Bulletin Board. The following table sets forth the range of the high and low bid prices for the company's common stock as reported on the OTC Bulletin Board for the periods indicated. Quotations do not necessarily represent actual transactions and do not reflect related mark-ups, mark-downs or commissions:

Fiscal 2008	High Bid	Low Bid
First Quarter	$1.28	$.50
Second Quarter	$1.43	$1.05
Third Quarter	$1.24	$1.03
Fourth Quarter	$1.22	$.90

Fiscal 2007	High Bid	Low Bid
First Quarter	$.69	$.30
Second Quarter	$.71	$.43
Third Quarter	$.53	$.42
Fourth Quarter	$.50	$.40

At July 14, 2009, the company had 57 holders of record and approximately 630 beneficial holders of its shares of common stock. On July 22, 2009, the last sale price of the shares of common stock as reported by the OTC Bulletin Board was $.77per share.

Submission of Matters to a Vote of Security Holders.

There was no submission of matters to a vote of security holders during the company’s fiscal year ended September 30, 2007, except for the re-election of the board of directors by written consent of a majority of the company’s shareholders in July 2008.

ISSUER PURCHASES OF EQUITY SECURITIES
Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (identify beginning and ending dates)	7-1-08/ 7- 31 -08 -0-	-0-	-0-	163,000
Month #2 (identify beginning and ending dates)	8 -1-08/ 8 - 31 -08 2500	1.0972	2500	160, 500
Month #3 (identify beginning and ending dates)	9-1-08/ 9- 30 -08 -0-	-0-	-0-	160, 500
Total	2500	1.0972	2500	160,500

SELLING STOCKHOLDERS

We are registering this offering under the terms of registration rights agreements between us and certain holders of our Series A Convertible Preferred Stock, certain promissory notes convertible into shares of our common stock, and warrants to purchase shares of our common stock. We originally issued these securities in transactions that were exempt from the registration requirements of the Securities Act to purchasers we reasonably believed were “accredited investors,” as defined in Regulation D under the Securities Act. We are registering the shares of common stock underlying these securities to permit the selling stockholders who purchased them from us to dispose of the shares of common stock, or interests therein, from time to time. The selling stockholders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of them. The term "selling stockholders" includes the selling stockholders and their transferees, pledgees, donees, or their successors. We will file a prospectus supplement to name successors to any named selling stockholder who are able to able to use this prospectus to resell their securities. The second column lists the number of shares of common stock held by each selling stockholder as of July 23, 2009, assuming the conversion of all of the Series A Convertible Preferred Stock, convertible promissory notes and the exercise of all warrants held by such selling stockholders on that date, without regard to any limitations on exercise. The third column lists the shares of common stock covered by this prospectus that may be disposed of by each of the selling stockholders. The fourth column lists the number of shares that will be beneficially owned by the selling stockholders assuming all of the shares covered by this prospectus are sold.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no selling stockholder is the beneficial owner of any additional shares of our common stock or other equity securities or any securities convertible into, or exercisable or exchangeable for, our equity securities. Except as indicated in the footnotes to the table, no selling stockholder has had any material relationship with us or our predecessors or affiliates during the last three years. No selling stockholder is a registered or unregistered broker-dealer, or an affiliate of a broker-dealer, except for Legend Securities, Inc., and Giovanni Domino, who purchased their shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the securities.at the time of their purchase. Legend Securities, Inc. is an underwriter of securities.

The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. We cannot provide you with any estimate of the number of shares of common stock that any of the selling stockholders will hold in the future. For purposes of this table, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares.

Name of Selling	Shares of Common Stock Beneficially Owned Prior to Offering (1)†		Number of Shares of Common Stock	Shares of Common Stock Beneficially Owned After Offering (2)
Stockholder	Number	Percent (3)	Being Offered (2)	Number	Percent (3)
Sands Brothers Venture Capital, LLC (4)	150,000	*	150,000	0	*
Sands Brothers Venture Capital II, LLC (4)	150,000	*	150,000	0	*
Sands Brothers Venture Capital III, LLC (4)	450,000	2.50%	450,000	0	*
Sands Brothers Venture Capital IV, LLC (4)	250,000	1.39%	250,000	0	*
George W. Aucott (5)	163,167	*	163,167	0	*
Stuart Bass (5)	81,584	*	81,584	0	*
Robert P. Lindsley (5)	81,584	*	81,584	0	*
Donald Lumley (5)	81,584	*	81,584	0	*
David Terway (5)	81,584	*	81,584	0	*
Michael W. Wamser (5)	81,584	*	81,584	0	*
Martin A. Zmolek (5)	81,584	*	81,584	0	*
Legend Securities, Inc. (6)	8,000	*	8,000	0	*
Giovanni Domino (6)	32,000	*	32,000	0	*

*	Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC.  Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite that person’s name.

(2)
We do not know when or in what amounts a selling stockholder may offer shares for sale.  The selling stockholders might not sell any or all of the shares offered by this prospectus.  Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(3)
Applicable percentage ownership is based on 18,013,332 shares of common stock issued and outstanding as of July 23, 2009, plus any common stock equivalent or convertible securities held or shares beneficially owned by each such holder.

(4)
All shares indicated as offered hereby are shares issuable upon conversion of Series A Convertible Preferred Stock held by the each of the selling stockholders. Scott Baily, the Chief Operating Officer of each the Sands Brothers Venture Capital companies, has investment control over the shares held by these companies,

(5)	All shares indicated as offered hereby are shares issuable upon conversion of the convertible promissory note, and shares underlying warrants held by the selling stockholder.

(6)
All shares indicated as offered hereby are shares underlying warrants held by the selling stockholder. Salvatore C. Caruso, President and Chief Operating Officer of Legend Securities has investment control over the shares held by the company,

In January 2007, Janel entered into a Securities Purchase Agreement with the Sands Brothers entities, pursuant to which Janel sold an aggregate of one million (1,000,000) unregistered shares of newly-authorized $0.001 par value Series A Convertible Preferred Stock (the “Series A Stock”) for a total purchase price of five hundred thousand dollars ($500,000), which are convertible into shares of Janel’s $0.001 par value common stock at any time on a one-share for one-share basis.

In July 2008, Janel entered into a $400,000 term loan transaction with the individual selling shareholders in which promissory notes bearing interest at 10% per annum were issued to the lenders, with the right to convert the promissory notes and accrued interest into Janel common stock at a price of $.75 per share, together with warrants to purchase a number of shares of Janel common stock equal to 15% of the face amount and accrued interest of the respective promissory notes at an exercise price of $1.25 per share for a period of two (2) years.

Pursuant to the terms of a Placement Agent Agreement with Legend Securities, Inc. ("Legend"), Janel issued the Legend and Giovanni Domino warrants listed above, with a term of two years, and an exercise price of $2.00 per share.

PLAN OF DISTRIBUTION

Timing of Sales

The selling stockholders may offer and sell the shares covered by this prospectus at various times. The selling stockholders will act independently of Janel in making decisions with respect to the timing, manner and size of each sale.

Offering Price

The sales price offered by the selling stockholders to the public may be:

1.	at fixed prices;
2.	the market price prevailing at the time of sale;
3.	a price related to such prevailing market price; or
4.	such other price as the selling stockholders determine from time to time.

Our common stock currently trades on the OTC Bulletin Board, and the sales price to the public varies according to the selling decisions of each selling stockholder and the market for our stock at the time of resale.

Manner of Sale

The shares may be sold by means of one or more of the following methods:

1.	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
2.	purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

3.	ordinary brokerage transactions in which the broker solicits purchasers;
4.	through options, swaps or derivatives;
5.	privately negotiated transactions; or
6.	in a combination of any of the above methods.

The selling stockholders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling stockholders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms prevailing at the time of sale, at prices related to the then current market price or in negotiated transactions. In connection with resale of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions.

If our selling stockholders enter into arrangements with brokers or dealers of the nature described above, we are obligated to file a post-effective amendment to this prospectus disclosing such arrangements, including the names of any broker dealers acting as underwriters.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Sales Pursuant to Rule 144

Any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this prospectus. In addition to the shares offered by this prospectus, of the 18,013,332 shares of common stock outstanding as of July 23, 2009, 12,719,661 shares may be sold into the public market after this offering pursuant to Rule 144 under the Securities Act, subject to volume limitations and other restrictions that may be applicable to some holders pursuant to that rule.

Regulation M

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M prohibits, with certain exceptions, participants in a distribution from bidding for, or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Accordingly, a selling stockholder is not permitted to cover short sales by purchasing shares while the distribution is taking place. Regulation M also governs bids and purchases made to stabilize the price of a security in connection with a distribution of that security. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

State Securities Laws

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Expenses of Registration

We are bearing all costs and expenses relating to the registration of the selling stockholders’ resale of their common stock. These costs and expenses are estimated to total approximately $25,000, including, but not limited to, legal, accounting, printing and mailing fees. The selling stockholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward-Looking Statements

The statements contained in all parts of this document that are not historical facts are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include, but are not limited to, those relating to the following: the effect and benefits of the company’s reverse merger transaction; Janel’s plans to reduce costs (including the scope, timing, impact and effects thereof); potential annualized cost savings; plans for direct entry into the trucking and warehouse distribution business (including the scope, timing, impact and effects thereof); the company's ability to improve its cost structure; plans for opening additional domestic and foreign branch offices (including the scope, timing, impact and effects thereof); the sensitivity of demand for the company's services to domestic and global economic and political conditions; expected growth; future operating expenses; future margins; fluctuations in currency valuations; fluctuations in interest rates; future acquisitions and any effects, benefits, results, terms or other aspects of such acquisitions; ability to continue growth and implement growth and business strategy; the ability of expected sources of liquidity to support working capital and capital expenditure requirements; future expectations and outlook and any other statements regarding future growth, cash needs, operations, business plans and financial results and any other statements that are not historical facts.

When used in this document, the words "anticipate," "estimate," "expect," "may," "plans," "project," and similar expressions are intended to be among the statements that identify forward-looking statements. Janel’s results may differ significantly from the results discussed in the forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, those relating to costs, delays and difficulties related to the company's dependence on its ability to attract and retain skilled managers and other personnel; the intense competition within the freight industry; the uncertainty of the company's ability to manage and continue its growth and implement its business strategy; the company's dependence on the availability of cargo space to serve its customers; effects of regulation; its vulnerability to general economic conditions and dependence on its principal customers; accuracy of accounting and other estimates; risk of international operations; risks relating to acquisitions; the company's future financial and operating results, cash needs and demand for its services; and the company's ability to maintain and comply with permits and licenses; as well as other risk factors described in this prospectus. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those projected.

Overview

The following discussion and analysis addresses the results of operations for the fiscal year ended September 30, 2008, as compared to the results of operations for the fiscal year ended September 30, 2007; the fiscal year ended September 30, 2007 as compared to the results of operations for the fiscal year ended September 30, 2006; and the results of operations for the fiscal year ended September 30, 2006, as compared to the results of operations for the fiscal year ended September 30, 2005. The discussion and analysis then addresses the liquidity and financial condition of the company, and other matters.

Results of Operations

Janel operates its business as a single segment primarily comprised of full-service cargo transportation logistics management, including freight forwarding via air, ocean and land-based carriers, customs brokerage services, warehousing and distribution services, and other value-added logistics services.

Fiscal Year Ended September 30, 2008 Compared to Fiscal Year Ended September 30, 2007

Revenue. Total revenue for fiscal 2008 was $82,745,383, as compared to $74,947,442 for fiscal 2007, a year-over-year increase of $7,797,941, or 10.4%. The increase in total revenue was primarily due to the increase in the company’s transportation logistics segment as a result of a generally stronger overall environment in domestic and international trade during fiscal 2008 in all of the principal industry sectors served by the company, which include wearing apparel and finished garments, footwear, household appliances and electronics, and sporting goods and accessories. Revenue in 2008 was also negatively affected by the continuing substitution, when possible, of lower-priced ocean freight versus airfreight by many of our customers. During fiscal 2008, the company essentially maintained its overall business activities with existing clients, and also increased business through the addition of new clients. Net revenue (revenue minus forwarding expenses) in fiscal 2008 was a record $9,786,142, an increase of $1,613,778, or 19.7%, as compared to $8,172,364 in fiscal 2007.

Forwarding Expense. Forwarding expense is primarily comprised of the fees paid by Janel directly to cargo carriers to handle and transport its actual freight shipments on behalf of its customers between initial and final terminal points. Forwarding expense also includes any duties and/or trucking charges related to the shipments. For fiscal year 2008, forwarding expense increased by $6,184,163, or 9.3%, to $72,959,241, as compared to $66,775,078 for fiscal year 2007.  The company’s export business is conducted predominantly by ocean freight. Continuing customer attention to and improvements in supply-chain management and inventory planning resulted in a reduced reliance on and frequency of time-critical shipments which require airfreight. These factors have resulted in the increased use of lower-cost ocean freight. As a general rule, ocean freight costs less than airfreight, and is marked up at a lower percentage than are shipments via airfreight, i.e., forwarding expense as a percentage of revenue is generally higher (and the company earns less) for ocean freight than for airfreight.

Selling, General and Administrative Expense. Selling, general and administrative expense increased $1,912,371, or 25%, to $9,536,731 in fiscal 2008, as compared to $7,624,360 in fiscal 2007. As a percentage of revenue, SG&A expense in fiscal 2008 was 11.35% as compared to 10.17% as a percentage of revenue in fiscal 2007. The year-over-year dollar increase in SG&A resulted from a general increase in most categories of SG&A expenses in fiscal 2008, including the addition of up to ten persons principally in operational capacities as compared to fiscal 2007, primarily related to the company’s asset acquisition transactions with Order Logistics, Inc. in October 2007, and with Ferrara International Logistics, Inc. in July 2008.

Income (Loss) Before Taxes. Loss before taxes in fiscal 2008 was $(2,372,427), which represented a year-to-year decrease of $(2,979,106), or (491.1)%, as compared to income before taxes of $606,679 in fiscal 2007.  The principal reasons for the 2008 loss were nonrecurring pretax charges of $702,846 and of $1,812,750 related to amortization of intangible assets and to impairment of identifiable intangible assets, respectively, the former primarily and the latter wholly associated with the company’s asset acquisition transaction with Order Logistics, Inc. in October 2007.

Income Taxes (Credit). The effective income tax rates in fiscal 2008 (a credit) and fiscal 2007 are (30)% and 47%, respectively.

Net Income (Loss). For fiscal 2008, Janel reported a net loss of $(1,645,427), a decrease of $(1,968,406), or (609.5)%, as compared to the reported net income of $322,979 in fiscal 2007. Janel’s net profit (loss) margin (net loss as a percent of net revenue) was (16.81)% in fiscal 2008 as compared to a net profit margin of 3.95% in fiscal 2007. The principal reasons for the decrease were the extraordinary charges related to amortization and impairment taken in 2008, as noted above.

Fiscal Year Ended September 30, 2007 Compared to Fiscal Year Ended September 30, 2006

Revenue. Total revenue for fiscal 2007 was $74,947,442, as compared to $77,220,070 for fiscal 2006, a year-over-year decrease of $(2,272,628), or (2.9)%. The slight decrease in revenue was primarily due to a generally quieter overall environment in international trade during fiscal 2007 in all of the principal industry sectors served by the company, which include wearing apparel and finished garments, footwear, household appliances and electronics, and sporting goods and accessories. Revenue in 2007 was also negatively affected by the continuing substitution, when possible, of lower-priced ocean freight versus airfreight by many of our customers. During fiscal 2007, the company essentially maintained its overall business activities with existing clients, and through the addition of new clients. Net revenue (revenue minus forwarding expenses) in fiscal 2007 was a record $8,172,364, an increase of $119,542, or 1.5%, as compared to $8,052,822 in fiscal 2006.

Forwarding Expense. Forwarding expense is primarily comprised of the fees paid by Janel directly to cargo carriers to handle and transport its actual freight shipments on behalf of its customers between initial and final terminal points. Forwarding expense also includes any duties and/or trucking charges related to the shipments. For fiscal year 2007, forwarding expense decreased by $2,392,170, or 3.5%, to $66,775,078, as compared to $69,167,248 for fiscal year 2006.  The company’s export business is conducted predominantly by ocean freight. Continuing customer attention to and improvements in supply-chain management and inventory planning resulted in a reduced reliance on and frequency of time-critical shipments which require airfreight. These factors have resulted in the increased use of lower-cost ocean freight. As a general rule, ocean freight costs less than airfreight, and is marked up at a lower percentage than are shipments via airfreight, i.e., forwarding expense as a percentage of revenue is generally higher (and the company earns less) for ocean freight than for airfreight.

Selling, General and Administrative Expense. Selling, general and administrative expense increased $325,321, or 4.5%, to $ 7,624,360 in fiscal 2007, as compared to $7,299,039 in fiscal 2006. As a percentage of revenue, SG&A expense in fiscal 2007 was 10.17% as compared to 9.45% as a percentage of revenue in fiscal 2006. The year-over-year dollar increase in SG&A resulted from a general increase in most categories of SG&A expenses in fiscal 2007, including the addition of up to seven persons in sales and administrative capacities as compared to fiscal 2006.

Income Before Taxes. Income before taxes in fiscal 2007 was $606,679, which represented a year-to-year increase of $278,184, or 84.7%, as compared to income before taxes of $328,495 in fiscal 2006. The principal reason for the rise was the absence of any stock-based compensation in fiscal 2007 in contrast to $452,360 of such compensation, which was incurred in fiscal 2006.

Income Taxes. . The effective income tax rates in fiscal 2007 and fiscal 2006 are 47% and 83%, respectively.  The decrease of 36% is attributable to the absence of stock-based compensation in 2007 as was paid in 2006, the stock warrant portion of which was non-deductible. No deferred taxes were provided in 2006 in connection with the issuance of the warrant.

Net Income. For fiscal 2007, Janel reported net income of $322,979, an increase of $265,984, or 466.7%, as compared to the reported net income of $56,995 in fiscal 2006. Janel’s net profit margin (net income as a percent of net revenue) was 3.95% in fiscal 2007, an increase of 324 basis points as compared to 0.71% in fiscal 2006. The principal reason for the significant increase was the absence of a stock-based compensation expense in fiscal 2007 in contrast to the negative effect on net income resulting from the payment in fiscal 2006 of stock-based compensation in the amount of $452,360.

Fiscal Year Ended September 30, 2006 Compared to Fiscal Year Ended September 30, 2005

Revenue. Total revenue for fiscal 2006 was a record $77,220,070, as compared to $73,484,334 for fiscal 2005, a year-over-year increase of $3,735,736, or 5.1%. The increase in revenue was primarily due to the general improvement in international trade during fiscal 2006 in all of the principal industry sectors served by the company, in particular, wearing apparel and finished garments, household electronics, and sporting goods and accessories. During fiscal 2006, the company increased its overall business activities with existing clients, and through the addition of new clients. Net revenue (revenue minus forwarding expenses) in fiscal 2006 was a record $8,052,822, an increase of $442,161, or 5.8%, as compared to $7,610,661 in fiscal 2005.

Forwarding Expense. Forwarding expense is primarily comprised of the fees paid by Janel directly to cargo carriers to handle and transport its actual freight shipments on behalf of its customers between initial and final terminal points. Forwarding expense also includes any duties and/or trucking charges related to the shipments. For fiscal year 2006, forwarding expense increased by $3,293,575, or 5.0%, to $69,167,248, as compared to $65,873,673 for fiscal year 2005. The company’s export business is conducted predominantly by ocean freight. Customer improvements in supply-chain management and inventory planning have reduced the frequency of time-critical shipments which require airfreight. These factors have resulted in the increased use of lower-cost ocean freight. As a general rule, ocean freight costs less than airfreight, and is marked up at a lower percentage than are shipments via airfreight, i.e., forwarding expense as a percentage of revenue is generally higher (and the company earns less) for ocean freight than for airfreight.

Selling, General and Administrative Expense. Selling, general and administrative expense increased $520,470, or 7.7%, to $7,299,039 in fiscal 2006, as compared to $6,778,569 in fiscal 2005. As a percentage of revenue, SG&A expense in fiscal 2006 was 9.45% as compared to 9.22% as a percentage of revenue in fiscal 2005. The year-over-year dollar increase in SG&A resulted from a general increase in most categories of SG&A expenses in fiscal 2006, including increased commissions on increased sales, as compared to fiscal 2005.

Income Before Taxes. Income before taxes in fiscal 2006 was $328,495, which represented a year-to-year decrease of $446,374, or 57.6%, as compared to income before taxes of $774,869 in fiscal 2005. The principal reason for the decline was the payment of stock-based compensation in fiscal 2006 in the amount of $452,360, which accounted for more than the total dollar decrease. No stock-based compensation was paid in fiscal 2005.

Income Taxes. The effective income tax rates in fiscal 2006 and fiscal 2005 are 83% and 44%, respectively.  The increase of 39% is attributable to the non-deductible stock warrant issued as part of the stock-based compensation.  No deferred taxes have been provided in connection with the issuance of the warrant.

Net Income. For fiscal 2006, Janel reported record net income of $56,995, a decrease of $373,024, or 86.7%, as compared to the reported net income of $430,019 in fiscal 2005. Janel’s net profit margin (net income as a percent of net revenue) was 0.71% in fiscal 2006, a decline of 494 basis points as compared to 5.65% in fiscal 2005. The principal reason for the significant decline was the negative effect on net income resulting from the payment in fiscal 2006 of stock-based compensation in the amount of $452,360.

Liquidity and Capital Resources

Janel’s ability to meet its liquidity requirements, which include satisfying its debt obligations, funding working capital, day-to-day operating expenses and capital expenditures depends upon its future performance, which is subject to general economic conditions and other factors, some of which are beyond its control.  During the 12 months ended September 30, 2008, Janel’s net working capital (total current assets less total current liabilities) decreased by $1,634,365, primarily as a result of an aggregate increase in notes payable of $1,275,000 and an increase in the current portion of long-term debt of $782,513. In addition, during fiscal 2008, the company's long term debt increased to $2,110,237 from $2,550.

For the 12 months ended September 30, 2008, Janel’s primary source of cash from operating activities was a substantial aggregate increase in accounts payable and accrued expenses of $321,568, more than offset by the increase in its accounts receivable of $758,247. During fiscal 2008, the company largely financed its two acquisitions through the use of net cash and through borrowings under its existing credit lines and the issuance of notes and restricted equity.  The purchase price for Order Logistics was $3,888,429 and for Ferrara International Logistics $2,077,070.

At September 30, 2007, cash increased by $1,127,775 to $2,469,727 from $1,341,952 at September 30, 2006. For the 12 months ended September 30, 2007, Janel’s primary source of cash from operating activities was a substantial increase in accounts payable and accrued expenses of $1,117,750 as well as its net income of $322,979. The increase in its accounts payable was largely offset by an increase in accounts receivable of $534,634. During fiscal 2007, net cash was also used in investing activities represented by the acquisition of property and equipment in the amount of $138,844.

In March 2004, Janel increased its line of credit with a bank from $1,500,000 to $2,000,000. In January 2005, Janel entered into agreements providing for a transfer of its line of credit to another bank on identical terms, except that the available line of credit increased to $3,000,000. In July 2005, Janel decreased its line of credit from $3,000,000 to $1,500,000 because its cash flow was adequate for financing its receivables, and it obtained a reduced interest rate. In addition to a $1,500,000 line of credit, at September 30, 2008, Janel had increased year-over-year its available borrowing under a term note of $1,700,000, bearing interest at prime plus three-quarters of one percent (0.75%) per annum, collateralized by substantially all the assets of Janel and personal guarantees by certain shareholders of the company.

In May 2009, Janel, its subsidiaries and affiliated companies, together with James N. Jannello and Stephen Cesarski, entered into a forbearance agreement with J.P. Morgan Chase Bank, N.A. (the Agreement") to resolve a default on the part of the Company in: (a) making timely payment upon maturity of a promissory note due to the bank (the "Line Note") in the sum of $250,868.06 on March 31, 2009 (messrs. Jannello and Cesarski are guarantors of payment of the Line Note); and (b) the Debt Service Coverage Ratio covenant in the Credit Agreement with the bank. The Agreement provides that the bank will refrain from exercising its collection rights against the company and guarantors, provided that the company delivers full payment of all principal, interest and late fees due to the bank on the Line Note, amounting to approximately $252,000.00, on or before July 31, 2009.

The Agreement also provides that beginning May 22, 2009, interest on the Line Note, and on a Term Note in the principal sum of $1,457,142.80, will accrue at a rate per annum which will equal the CD Floating Rate plus three percent (3.0%) based upon the actual number of days the principal is outstanding over a year of 360 days. The company is required to furnish the bank with a projection of monthly cash receipts and disbursements prepared and certified by the company’s chief financial officer for the twelve (12) month period beginning July 2009. The company may not prepay any indebtedness to any person without the prior written consent of the bank. If the company or the guarantors default in payment of the amounts required to be paid to the bank under the terms of the Agreement or the loan documents, if a petition for bankruptcy under any chapter of the United States bankruptcy code or any other debt relief law against the company or the guarantors, or any other judicial action is taken with respect to the company or the guarantors by any creditor, if any representation or warranty made to the bank by the company in untrue, incorrect or misleading in any material respect, if any judgment is filed against or with respect to any collateral securing the company’s obligations to the bank in excess of $100,000.00, or there is any substantial impairment of the prospect of the company’s full ,satisfaction of its obligations to the bank or substantial impairment of the value of the collateral or the priority of the bank's security interest in or lien upon any collateral, the forbearance will be terminated, and all outstanding obligations will be immediately due and payable at the bank's sole option. However, the company will continue to be in technical default of the terms of the Term Note while it is not in compliance with the Debt Service Coverage Ratio covenant in the Credit Agreement with the bank.

Management believes that anticipated cash flow is sufficient to meet its current working capital and operating needs. However, the company is also proceeding with its comprehensive growth strategy for fiscal 2009 and beyond, which encompasses a number of potential elements, as detailed below under “Current Outlook.” To successfully execute these growth strategy elements in the coming months, the company will need to secure additional capital funding estimated at up to $10,000,000 during that period. There is no assurance either that such additional capital as necessary to execute the company’s business plan and intended growth strategy will be available or, if available, will be extended to the company at mutually acceptable terms.

Current Outlook

Janel is primarily engaged in the business of providing full-service cargo transportation logistics management, including freight forwarding – via air, ocean and land-based carriers – customs brokerage services, warehousing and distribution services, and other value-added logistics services. Its results of operations are affected by the general economic cycle, particularly as it influences global trade levels and specifically the import and export activities of Janel’s various current and prospective customers.  Historically, the company’s quarterly results of operations have been subject to seasonal trends which have been the result of, or influenced by, numerous factors including climate, national holidays, consumer demand, economic conditions, the growth and diversification of its international network and service offerings, and other similar and subtle forces.

Based upon the results for the fiscal year ended September 30, 2008, and its current operations, Janel conservatively projects that gross revenue from its currently existing accounts and businesses for its fiscal year ending September 30, 2009 will approximate the level reported for fiscal 2008. The company expects to revisit its full-year projection subsequent to the end of its fiscal third quarter ended June 30, 2009.
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In addition, Janel is progressing with the implementation of its business plan and strategy to grow its revenue and profitability for fiscal 2008 and beyond through other avenues. The company’s strategy for growth includes plans to: open, as warranted, additional branch offices domestically and/or outside the continental United States; introduce additional revenue streams for its existing headquarters and branch locations; proceed with negotiations and due diligence with privately held transportation-related firms which may ultimately lead to their acquisition by the company; expand its existing sales force by hiring additional commission-only sales representatives with established customer bases; increase its focus on growing revenue related to export activities; evaluate direct entry into the trucking and warehouse distribution business as a complement to the services already provided to existing customers; and continue its focus on containing current and prospective overhead and operating expenses, particularly with regard to the efficient integration of any additional offices or acquisitions. Assuming successful execution of substantial elements of these growth strategies, the company projects that gross revenue for fiscal 2009 (which may approximate $88-$91 million) will be greater than its gross revenue for fiscal 2008, and that profitability will be commensurately greater than Janel’s fiscal 2008 results, as well.

Contractual Obligations and Commitments

The following table presents, as of September 30, 2008, the company’s significant fixed and determinable contractual obligations, by payment date. Interest is estimated based upon the prime rate as at September 30, 2008. All long-term debt interest fluctuates with the changes in the prime rate. Further discussion of the nature of the obligations is included in Notes 8 and 12 to the Consolidated Financial Statements:

Years Ended September 30,
	2009	2010	2011	2012	2013	Thereafter
Long term debt due as follows (1):	$786,000	$382,000	$824,000	$257,000	$243,000	$405,000
Principal Interest	$144,000	$106,000	$80,000	$43,000	$30,000	$18,000

Operating lease obligations (2)	$397,000	$223,000	$162,000	$111,000	$20,000

(1)  Represents principal and estimated interest payments only.

(2) Leases represent future minimum lease payments under non-cancellable operating leases (primarily the rental of premises). In accordance with accounting principles generally accepted in the United States, the company’s operating leases are not recorded in its balance sheet.

Critical Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and such difference may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates as to the appropriate carrying value of certain assets and liabilities that are not readily apparent from other sources, primarily allowance for doubtful accounts, accruals for transportation and other direct costs, and accruals for cargo insurance. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. We reevaluate these significant factors as facts and circumstances change. Historically, actual results have not differed significantly from our estimates. These accounting policies are described at relevant sections in this discussion and analysis and in the notes to the consolidated financial statements included in this prospectus for the fiscal year ended September 30, 2008.

Management believes that the nature of the company’s business is such that there are few, if any, complex challenges in accounting for operations. Revenue recognition is considered the critical accounting policy due to the complexity of arranging and managing global logistics and supply-chain management transactions.

Revenue Recognition

A. Full-Service Cargo Transportation Logistics Management

Revenues are derived from airfreight, ocean freight and custom brokerage services. The company is a non-asset-based carrier and accordingly does not own transportation assets. The company generates the major portion of its air and ocean freight revenues by purchasing transportation services from direct carriers (airlines, steam ship lines, etc.) and reselling those services to its customers. By consolidating shipments from multiple customers and availing itself of its buying power, the company is able to negotiate favorable rates from the direct carriers, while offering to its customers lower rates than the customers could obtain themselves.

Airfreight revenues include the charges for carrying the shipments when the company acts as a freight consolidator. Ocean freight revenues include the charges for carrying the shipments when the company acts as a Non-Vessel Operating Common Carrier (NVOCC).  In each case, the company is acting as an indirect carrier.  When acting as an indirect carrier, the company will issue a House Airway Bill (HAWB) or a House Ocean Bill of Lading (HOBL) to customers as the contract of carriage.  In turn, when the freight is physically tendered to a direct carrier, the company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments.  At this point the risk of loss passes to the carrier, however, in order to claim for any such loss, the customer is first obligated to pay the freight charges.

Based upon the terms in the contract of carriage, revenues related to shipments where the company issues a HAWB or a HOBL are recognized at the time the freight is tendered to the direct carrier.  Costs related to the shipments are recognized at the same time.

Revenues realized when the company acts as an agent for the shipper and does not issue a HAWB or a HOBL include only the commission and fees earned for the services performed.  These revenues are recognized upon completion of the services.

Customs brokerage and other services involves provide multiple services at destination including clearing shipments through customs by preparing required documentation, calculating and providing for payment of duties and other charges on behalf of the customers, arranging for any required inspections, and arranging for final delivery.  These revenues are recognized upon completion of the services.

The movement of freight may require multiple services. In most instances the company may perform multiple services including destination break-bulk and value added services such as local transportation, distribution services and logistics management.  Each of these services has separate fee that is recognized as revenue upon completion of the service.

Customers will frequently request an all-inclusive rate for a set of services that is known in the industry as “door-to-door services.”  In these cases, the customer is billed a single rate for all services from pickup at origin to delivery.  The allocation of revenue and expense among the components of services when provided under an all inclusive rate are done in an objective manner on a fair value basis in accordance with Emerging Issues Task Force (EITF) 00-21, “Revenue Arrangements with Multiple Deliverables.”

B. Computer Software Sales, Support and Maintenance

The Company recognizes revenue, including multiple element arrangements, in accordance with the provisions of the SEC's Staff Accounting bulletin ("SAB") No. 104, Revenue Recognition, and the Financial Accounting Standards Board's ("FASB"), and EITF 00-21, Revenue Agreements with Multiple Deliverables.  Revenue from the sale of the Company's products and services are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. Amounts billed in excess of revenue recognized are recorded as deferred revenue in the balance sheet.

Estimates

While judgments and estimates are a necessary component of any system of accounting, the company’s use of estimates is limited primarily to the following areas that in the aggregate are not a major component of the company’s consolidated statements of income:

a.	accounts receivable valuation;
b.	the useful lives of long-term assets;
c.	the accrual of costs related to ancillary services the company provides; and
d.	accrual of tax expense on an interim basis.

Management believes that the methods utilized in all of these areas are non-aggressive in approach and consistent in application. Management believes that there are limited, if any, alternative accounting principles or methods which could be applied to the company’s transactions. While the use of estimates means that actual future results may be different from those contemplated by the estimates, the company believes that alternative principles and methods used for making such estimates would not produce materially different results than reported.

Controls and Procedures.

We maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and is accumulated and communicated to management in a timely manner. Our Chief Executive Officer and Chief Financial Officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this prospectus, and believe that the system is effective. There have been no changes in our internal control over financial reporting during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

MANAGEMENT

Directors, Executive Officers and Corporate Governance.

The executive officers and directors of the Registrant are as follows:

Name	Age	Position

William J. Lally	55	President, Chief Operating Officer and Director

James N. Jannello	64	Executive Vice President, Chief Executive Officer and Director

Stephen P. Cesarski	63	Director and President Emeritous

Noel J. Jannello	37	Director and Vice President

Vincent Iacopella	41	Director

Ruth Werra	67	Secretary

Linda Bieler	47	Controller and Chief Financial and Accounting Officer

William J. Lally was elected President and Chief Executive Officer on May 18, 2009, upon the retirement of Stephen P. Cesarski after 31 years as President. Mr. Lally was initially employed by Janel in New York City in 1975 and moved to Chicago, Illinois in 1979, where he is the President of the Janel Group of Illinois, Inc. Mr. Lally became a director of the company in July 2002.

James N. Jannello is the Executive Vice President and a director, and has been the Chief Executive Officer of Janel since it was founded in 1974. Mr. Jannello's principal function is the overseeing of all of the company's operations, management of the import side of the business and the setting of billing rates and charges, and the maintenance of relationships with overseas agents worldwide. Mr. Jannello is a licensed Customs House Broker.

 Stephen P. Cesarski is a director of Janel with a great deal of experience in sales, marketing and the export side of the company's business. He served as the President of Janel from 1978 to his retirement in May 2009.

Noel J. Jannello was initially employed by Janel in 1995, and has been a Vice President and operations executive since 2003. His principal function is the overseeing of the company's U.S. operations. Mr. Jannello is a graduate of Bradley University (B.A., Advertising & Marketing, 1993), and is the son of James N. Jannello.

Vincent Iacopella has been the Managing Director of The Janel Group of Los Angeles since 2004, and was the driving force in reorganizing the Los Angeles office into profitable operation. Prior to joining Janel, Mr. Iacopella was the Managing Director and President of the California subsidiary of Delmar Logistics, Inc. Mr. Iacopella is a member of the board of directors of Los Angeles Customs Brokers Freight Forwarders Association, and is the Secretary of The Pacific Coast Council of Customs Brokers and Freight Forwarders Associations, Inc. Mr. Iacopella attended New York University, and is a licensed customs broker.

Ruth Werra has been the Secretary of Janel since 1994 and has been employed by the company since 1975. She is the office manager of the New York executive office and oversees the maintenance of Janel’s corporate records.  Mrs. Werra also oversees the entry and clearance of all personal effects shipments handled by the New York office.

Linda Bieler has been the Controller of Janel since 1994. She is the Chief Financial and Accounting Officer and oversees accounting operations for all branches, and manages its information systems and generation of its reports.

Directors hold office until the next annual meeting of shareholders and thereafter until their successors have been duly elected and qualified. The executive officers are elected by the Board of Directors on an annual basis and serve under the direction of the board. Executive officers devote all of their business time to the company's affairs.

Janel’s Board of Directors does not yet include any "independent" directors, and the company does not have any standing Audit, Compensation or Nominating Committees. The Board of Directors met three times during fiscal 2008.

Executive Compensation - Discussion and Analysis

The primary objective of our compensation and benefits program is to attract, motivate and retain our quality executive talent, and support our business goals. Our executive compensation structure is linked to the achievement of our goals for growth and profitability.

Our compensation approach is necessarily tied to our stage of development as a company. Historically, our compensation program has been characterized by below-median cash compensation and below-median equity compensation, when compared with public companies in our business group. Our board of directors review and approve executive compensation, bonus, and benefits policies on a case-by-case basis, often based on the recommendation of our chief executive officer as the result of his subjective assessment.

Compensation of Directors

Our directors are reimbursed for their reasonable expenses as a member of the board of directors, but they do not receive any compensation for serving as such.

Employment Agreements

We have not entered into any employment agreements with our officers and directors. We do not contemplate entering into any employment agreements until such time as the board of directors concludes that such agreements would be appropriate under the circumstances.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Committees of the Board of Directors

Our Board of Directors has not established any committees, including an Audit Committee, a Compensation Committee or a Nominating Committee, or any committee performing a similar function. The functions of those committees are being undertaken by the entire board as a whole.

We do not have a policy regarding the consideration of any director candidates, which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed.  Our Board has not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors. Given our relative size and lack of directors and officer’s insurance coverage, we do not anticipate that any of our stockholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees. None of our directors is an "audit committee financial expert" within the meaning of Item 401(e) of Regulation S-K. In general, an "audit committee financial expert" is an individual member of the audit committee or Board of Directors who:

(a)	understands generally accepted accounting principles and financial statements;
(b)	is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves;
(c)	has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements;
(d)	understands internal controls over financial reporting; and
(e)	understands audit committee functions.

Summary Compensation Table

The following table sets forth, for the fiscal years ended September 30, 2008, 2007, and 2006, the cash compensation paid by the company, as well as certain other compensation paid with respect to those years and months, to the Chief Executive Officer and, to the extent applicable, each of the five other most highly compensated executive officers of the company in all capacities in which they served.

JANEL WORLD TRADE LTD. AND SUBSIDIARIES
SUMMARY COMPENSATION TABLE
	ANNUAL
	COMPENSATION					LONG-TERM COMPENSATION
NAME AND
PRINCIPAL
POSITION						AWARDS	SECURITIES	PAYOUTS
				OTHER ANNUAL		RESTRICTED	UNDERLYING	LTIP		ALL OTHER
	YEAR	SALARY	BONUS	COMPENSATION		STOCK	OPTIONS/	PAYOUTS		COMPENSATION
		($)	($)	($)		AWARDS ($)	SARS	(#	)	($)
Stephen P. Cesarski (1)	2006	179,889		47,680	(1)
President	2007	182,489		50,965	(1)
	2008	183,189		46,627	(1)

James N. Jannello (2)	2006	187,475		52,318	(2)
Executive Vice President	2007	195,436		46,713	(2)
	2008	199,280		52,987	(2)

Noel J. Jannello (3)	2006	164,460		17,510	(3)
Vice President	2007	169,515		19,192	(3)
	2008	199,680		32,079	(3)

William J. Lally (4)	2006	117,949	10,000	13,153	(4)
Director	2007	119,188	15,000	14,046	(4)
	2008	108,382		24,689	(4)

Vincent Iacopella (5)	2006	149,266		6,827	(5)
Director	2007	142,200		8,978	(5)
	2008	142,200		18,133	(5)

Linda Bieler (6)	2006	108,900		5,364	(6)
Chief Financial Officer	2007	112,150		5,804	(6)
	2008	114,750		5,399	(6)

(1)          Includes $15,991, $13,778, and $15,259 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively, $28,430, $34,981, and $30,248 for automobile and automobile-related costs, including insurance, incurred on behalf of such individual, for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $2,206, $2,206, and $2,173 of 401K paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively.

(2)          Includes $12,165, $11,430, and $13,366 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $38,421, $32,947, and $36,714 for automobile and automobile-related costs, including insurance, incurred on behalf of such individual, for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $2,401, $2,336, and $2,238 of 401K paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively.

(3)          Includes $5,999, $6,000, and $5,995  of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $24,518, $11,678, and $10,025, for automobile and automobile-related costs, including insurance, incurred on behalf of such individual, for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $1,562, $1,514, and $1,487 of 401K paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively.

(4)          Includes $24,689, $14,046, and $13,153 for automobile and automobile-related costs, including insurance, incurred on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006.

(5)          Includes $3,734, $3,610, and $3,079 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, $12,712, $3,946, and $3,748, for automobile and automobile-related costs, incurred on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006 respectively, and $1,687 and $1,422 of 401K paid on behalf of such individual for the fiscal years ended 2008 and 2007.

(6)          Includes $3,965, $4,402, and $4,331 of medical insurance premiums paid on behalf of such individual for each of the fiscal years ended 2008, 2007, and 2006, respectively, and $1,434, $1,402 and $1,033 of 401K paid on behalf of such individual for the fiscal years ended 2008, 2007 and 2006.

Security Ownership Of Certain Beneficial Owners And Management,
And Related Stockholder Matters.

The following table sets forth certain information regarding shares of common stock beneficially owned as of July 23, 2009, by (i) each person, known to the company, who beneficially owns more than 5% of the common stock, (ii) each of the company's directors and (iii) all officers and directors as a group:

Name and Address of Beneficial Owner	Shares Beneficially Owned		Percentage of Stock Outstanding

Stephen P. Cesarski 150-14 132nd Avenue Jamaica, NY 11434	5,500,000	(1)	30.53%

James N. Jannello 150-14 132nd Avenue Jamaica, NY 11434	5,500,000	(1)	30.53%

William J. Lally 17 West 312th Deer Path Rd. Bensenville, IL 60106	1,000,000	(1)	5.55%

Sands Brothers Venture Capital, LLC (2) 90 Park Avenue - 31st Floor New York, NY 10010	1,000,000		5.55%

Noel J. Jannello 150-14 132nd Avenue Jamaica, NY 11434	25,000	(1)	*

Vincent Iacopella 150-14 132nd Avenue Jamaica, NY 11434	-0-

Ruth Werra 150-14 132nd Avenue Jamaica, NY 11434	25,000	(1)	*

Linda Bieler 150-14 132nd Avenue Jamaica, NY 11434	25,000	(1)	*

All Officers and Directors as a Group (7 persons)	12,075,000	(1)	67%

* Less than one percent (1%).

(1) All of these shares are owned of record.
(2) Sands Brothers Venture Capital, LLC is one of four affiliated Sands Brothers Venture entities which collectively own 1,000,000 shares of Janel Series A Convertible Preferred Stock, which is convertible into Janel common stock, and are therefore beneficial owners of an aggregate of 1,000,000 shares of Janel common stock. Scott Baily, the Chief Operating Officer of each the Sands Brothers Venture Capital companies, has investment control over the shares held by these companies,.

DESCRIPTION OF SECURITIES

Common Stock

Janel is authorized to issue up to 225,000,000 shares of common stock, $.001 par value each, of which 18,013,332 shares are currently issued and outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares of common stock can elect all of the directors. The company's principal officers and directors, James N. Jannello, William J. Lally, Noel J. Jannello and Stephen P. Cesarski, collectively own 66.76% of the issued and outstanding common stock and therefore can elect all of the directors. The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefore. In the event of liquidation, dissolution or winding up of the company, the owners of common stock are entitled to share all assets remaining available for distribution after the payment of liabilities and after provision has been made for each class stock, if any, having a preference over the common stock as such. The common stock has no conversion, preemptive or other subscription rights, and there are no redemption revisions applicable to the common stock.

Preferred Stock

The Board of Directors of the company is authorized to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidations preferences and the number of shares constituting any series or the designations of such series, without any further vote or action by the stockholders.  It would be possible for the Board of Directors to issue shares of such preferred stock in a manner which would make acquisition of control of the company, other than as approved by the Board, exceedingly difficult.

The company currently has outstanding one million (1,000,000) shares of its Series A Convertible Preferred Stock, each share of which is convertible at any time into one (1) share of its common stock, and has authorized the issuance of up to 285,000 shares of its Series B Convertible Preferred Stock, each share of which is convertible after October 18, 2009 into ten (10) shares of its common stock.

Savings and Stock Option Plans

401(k) and Profit-Sharing Plan.

The company maintains an Internal Revenue Code Section 401(k) salary deferral savings and profit-sharing plan (the "Plan") for all of its eligible employees who have been employed for at least one year and are at least 21 years old.  Subject to certain limitations, the Plan allows participants to voluntarily contribute up to 15% of their pay on a pre-tax basis.  Under the Plan, the company may make matching contributions on behalf of the pre-tax contributions made up to a maximum of 25% of the participant's first 5% of compensation contributed as Elective Deferrals in the year. All participants are fully vested in their accounts in the Plan with respect to their salary deferral contributions, and are vested in company matching contributions at the rate of 20% after three years of service, 40% after four years of service, 60% after five years of service, 80% after six years of service, with 100% vesting after seven years of service.

Stock Option Plan.

On December 12, 2002, Janel’s Board of Directors and majority of its shareholders approved and adopted the Janel World Trade, Ltd. Stock Option Incentive Plan (the “Option Plan”) providing for options to purchase up to 1,600,000 shares of common stock for issuance to valued employees and consultants of the company as an incentive for superior performance.

To date, no options have been granted under the Option Plan. The Option Plan is administered by the Board of Directors, which is authorized to grant incentive stock options and non qualified stock options to selected employees and consultants of the company and to determine the participants, the number of options to be granted and other terms and provisions of each option.

The exercise price of any incentive stock option or nonqualified option granted under the Option Plan may not be less than 100% of the fair market value of the shares of common stock of the company at the time of the grant.  In the case of incentive stock options granted to holders of more than 10% of the voting power of the company, the exercise price may not be less than 110% of the fair market value.

Under the terms of the Option Plan, the aggregate fair market value (determined at the time of grant) of shares issuable to any one recipient upon exercise of incentive stock options exercisable for the first time during any one calendar year may not exceed $100,000.  Options granted under the Option Plan may be exercisable in either one, two or three equal annual installments at the discretion of the Board of Directors, but in no event may a stock option be exercisable prior to the expiration of six months from the date of grant, unless the grantee dies or becomes disabled prior thereto.  Stock options granted under the Option Plan have a maximum term of 10 years from the date of grant, except that with respect to incentive stock options granted to an employee who, at the time of the grant, is a holder of more than 10% of the voting power of the company, the stock option shall expire not more than five years from the date of the grant.  The option price must be paid in full on the date of exercise and is payable in cash or in shares of common stock having a fair market value on the date the option is exercised equal to the option price, as determined by the Board of Directors.

If a grantee’s employment by, or provision of services to, the company shall be terminated,  the Board of Directors may, in its discretion, permit the exercise of stock options for a period not to exceed one year following such termination of  employment  with respect to incentive  stock options and for a period not to extend beyond the expiration date with respect to non qualified options,  except that no incentive stock option may be exercised after three months following the grantee’s termination of employment, unless due to death or permanent disability, in which case the option may be exercised  for a period of up to one year following such termination.

Transfer Agent.

The company's transfer agent for shares of its Common Stock is Madison Stock Transfer, Inc., Brooklyn, NY 11229.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Stephen P. Cesarski, a director, principal shareholder and Janel’s former President and Chief Operating Officer, and James N. Jannello, Janel’s Executive Vice President and Chief Executive Officer, each own a 10% profit interest in each of Janel Shanghai and Janel Hong Kong, and jointly own FCL/LCL International, Inc., a New York corporation which is a consolidating indirect carrier executing paperwork for Janel, from which they each receive approximately $10,000 per year. Mr. Jannello also owns 50% of Janel Miami (Florida), which is a franchisee using the Janel name, but in which the company has no equity or other direct economic interest.

As of the fiscal year end of September 30, 2008, James N. Jannello was indebted to the company in the aggregate sum of $139,924, and William J. Lally was indebted in the aggregate amount of $2,650. The officer loan to Mr. Jannello bears interest at 4% per annum. The officer loan to Mr. Lally is non-interest bearing. The officer loans are due on demand.

 Policy Regarding Related Party Transactions

We recognize that related party transactions present a heightened risk of conflicts of interest, and in connection with this offering we have adopted a policy for the review of all proposed transactions with a related party.  Pursuant to the policy, our board of directors will review the relevant facts and circumstances of all related party transactions including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated party, and the extent of the related party’s interest in the transaction.  Pursuant to the policy, no director may participate in any approval of a related party transaction in which he or she is a related party.

The board of directors, in its sole discretion, will either approve or disapprove the transaction.  If advance approval of a transaction is not feasible, the transaction may be preliminarily entered into by management, subject to ratification of the transaction at the board of directors next meeting.  If at that meeting the board does not ratify the transaction, management shall make all reasonable efforts to cancel or annul such transaction.

Certain types of transactions, which would otherwise require individual review, have been preapproved by the Audit Committee.  These types of transactions include, for example, (i) compensation to an officer or director where such compensation is required to be disclosed in SEC filings, (ii) transactions where the interest of the related party arises only by way of a directorship or minority stake in another organization that is a party to the transaction, and (iii) transactions involving competitive bids or fixed rates.

LEGAL MATTERS

Scheichet & Davis, P.C., New York, New York, will pass upon the validity of the issuance of the common stock offered by this prospectus. William J. Davis and David I. Scheichet, members of Scheichet & Davis, P.C., are each beneficial owners of 22,000 shares of the Company’s common stock.

EXPERTS

The financial statements incorporated in this prospectus for the year ended September 30, 2008, have been audited by Paritz & Company, independent registered public accountants, as stated in their report, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

In connection with the audits of our financial statements for the fiscal years ended September 30, 2008, 2007 and 2006, there were: (i) no disagreements between us and Paritz on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Paritz, would have caused Paritz to make reference to the subject matter of the disagreement in their reports on our financial statements for such years, and (ii) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, and other information with the SEC. You may read and copy these reports, and other information at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s Web site at http://www.sec.gov.  Our common stock is listed on the OTC Bulletin Board.

This prospectus is only part of a Registration Statement on Form S-1 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document.  You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We filed a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock being offered pursuant to this prospectus.  This prospectus omits certain information contained in the Registration Statement, as permitted by the SEC.  You should refer to the Registration Statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus.  Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference.  Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in "Where to Find More Information."  The documents we are incorporating by reference are:

(a)	Our Current report on Form 8-K dated May 19, 2008 (filed May 24, 2008);
(b)	Our Current report on Form 8-K dated July 18, 2008 (filed July 24, 2008);
(c)	Our Annual report on Form 10-K/A for the fiscal year ended September 30, 2008 (filed July, 2009);
(d)	Our Quarterly report on Form 10-Q for the first quarter of fiscal 2009 ended December 31, 2008 (filed February 17, 2009); http://www.janelgroup.net.
(e)	Our Current report on Form 8-K dated January 20, 2009 (filed January 28, 2009; and
(f)	Our Quarterly report on Form 10-Q for the second quarter of fiscal 2009 ended March 31, 2009 (filed May 15, 2009); and
(g)	Our Current report on Form 8-K dated May 20, 2009 (filed May 22, 2009).

Any statement contained in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement.  Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: Secretary, Janel World Trade, Ltd., 150-14 132nd Avenue, Jamaica, NY 11434.  Our telephone number is (718) 527-3800. You may view the documents on the Janel web site: http://www.janelgroup.net.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus.  We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation eliminate the personal liability of our directors, officers and stockholders to the fullest extent permitted by Article 78 of the Nevada Revised Statutes for damages arising from a breach of fiduciary duty as a director or officer. The provisions do not extend to acts or omissions that include misconduct or fraud.

Our bylaws provide to the fullest extent permitted by law that we shall indemnify our directors or officers, former directors and officers, and any person who acts at our request as a director, officer, employee or agent of another corporation or other entity. Under Nevada law, a corporation can provide such indemnification against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if the indemnified person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if the indemnified person had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise. We believe that the indemnification provisions in our bylaws are necessary to attract and retain qualified persons as directors and officers.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court’s decision.

Janel World Trade, Ltd.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. Neither the delivery of this prospectus nor any offer, solicitation or sale made under this prospectus shall imply that the information in this prospectus is correct as of any time subsequent to the date of this prospectus or that there has been no change in our affairs since the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

Report of Independent Registered Accounting Firm

Consolidated Balance Sheets as at September 30, 2008 and 2007

Consolidated Statement of Operations for the Years Ended September 30, 2008, 2007 and 2006

Consolidated Statement of Changes in Stockholders’ Equity for the Years Ended September 30, 2008, 2007 and 2006

Consolidated Statement of Cash Flows for the Years Ended September 30, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

Dealer Prospectus Delivery Obligation

Until 90 days from the effective date of this prospectus all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters.

Janel World Trade, Ltd.
1,692,671 shares of common stock

Paritz & Company, P.A.

JANEL WORLD TRADE LTD. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Paritz & Company, P.A.	15 Warren Street, Suite 25 Hackensack, New Jersey 07601 (201)342-7753 Fax: (201) 342-7598 E-Mail: paritz @paritz.com
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Board of Directors
Janel World Trade Ltd. and Subsidiaries
Jamaica, New York

We have audited the accompanying consolidated balance sheets of Janel World Trade Ltd. and Subsidiaries as of September 30, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Janel World Trade Ltd. and Subsidiaries as of September 30, 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Paritz & Company, P.A.

Hackensack, New Jersey
December 29, 2008

JANEL WORLD TRADE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	SEPTEMBER 30,
	2008	2007
ASSETS
CURRENT ASSETS
Cash and cash equivalents ( Note 1)	$2,428,098	$2,469,727
Accounts receivable, net of allowance for doubtful accounts of $129,953 in 2008 and $42,600 in 2007	6,102,205	5,343,958
Marketable securities (Note 3)	52,044	70,880
Loans receivable - officers (Note 4)	142,574	142,440
- related party (Note 5)	-	111,700
- other	25,632	21,994
Prepaid expenses and sundry current assets	228,664	156,802
Tax refund receivable (Note 12)	83,000	-
TOTAL CURRENT ASSETS	9,062,217	8,317,501

Property and equipment, net (Note 6)	303,855	217,528

OTHER ASSETS:
Intangible assets, net (Note 7)	3,300,119	-
Security deposits	50,801	49,035
Deferred income taxes (Note 12)	754,000	-
TOTAL OTHER ASSETS	4,104,920	49,035

	$13,470,992	$8,584,064

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Convertible promissory notes (Note 8)	$400,000	$-
Note payable – bank (Note 9)	750,000
- other (Note 2A)	125,000
Accounts payable – trade	3,902,719	3,822,677
- related party (Note 5)	143,422
Accrued expenses and taxes payable	303,659	205,555
Current portion of long-term debt (Note 10)	786,308	3,795
TOTAL CURRENT LIABILITIES	6,411,108	4,032,027

OTHER LIABILITIES:
Long-term debt (Note 10)	2,110,237	2,550
Deferred compensation	78,568	78,568
TOTAL OTHER LIABILITIES	2,188,805	81,118

STOCKHOLDERS’ EQUITY (Note 11)	4,871,079	4,470,919

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$13,470,992	$8,584,064

The accompanying notes are an integral part of these consolidated financial statements

JANEL WORLD TRADE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	YEAR ENDED SEPTEMBER 30,
	2008	2007	2006
REVENUES (Note 1)	$82,745,383	$74,947,442	$77,220,070

COSTS AND EXPENSES:
Forwarding expenses	72,959,241	66,775,078	69,167,248
Selling, general and administrative	9,536,731	7,624,360	7,299,039
Amortization of intangible assets	702,846	-	-
Stock based compensation	-	-	452,360
TOTAL COSTS AND EXPENSES	83,198,818	74,399,438	76,918,647

OPERATING INCOME (LOSS)	(453,435)	548,004	301,423

OTHER ITEMS:
Impairment loss (Note 2)	(1,812,750)	-	-
Interest and dividend income	43,147	59,175	28,212
Interest expense	(149,389)	(500)	(1,140)
TOTAL OTHER ITEMS	(1,918,992)	58,675	27,072

INCOME (LOSS) BEFORE INCOME TAXES	(2,372,427)	606,679	328,495

Income taxes (credit) (Note 12)	(727,000)	283,700	271,500

NET INCOME (LOSS)	(1,645,427)	322,979	56,995

Preferred stock dividends (Note 11)	15,000	10,833	-

NET INCOME (LOSS) AVAILABLE TO
COMMON STOCKHOLDERS	$(1,660,427)	$312,146	$56,995

OTHER COMPREHENSIVE INCOME
NET OF TAX:
Unrealized gain from available for sale securities	$(25,270)	$8,897	$1,147
Basic earnings (loss) per share	$(.10)	$.02	$.00
Diluted earnings (loss) per share	$(.10)	$.02	$.00
Basic weighted average number of shares outstanding	17,011,278	16,978,142	16,955,329
Diluted weighted average number of shares outstanding	17,431,552	17,378,142	17,179,986

The accompanying notes are an integral part of these consolidated financial statements

JANEL WORLD TRADE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	CAPITAL STOCK		PREFERRED STOCK
	SHARES	$	SHARES	$	TREASURY STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE GAIN (LOSS)	TOTAL
BALANCE-SEPTEMBER 30, 2005	16,843,000	$16,843	-	$-	-	$501,003	$2,721,329	$1,616	$3,240,791

Net income	-	-	-	-	-	-	56,995	-	56,995
Stock based compensation	200,000	200	-	-	-	452,160	-	-	452,360
Other comprehensive gains:
Unrealized gains on available-for- sale marketable securities	-	-	-	-	-	-	-	1,147	1,147
BALANCE-SEPTEMBER 30, 2006	17,043,000	17,043	-	-	-	953,163	2,778,324	2,763	3,751,293
Net income	-	-	-	-	-	-	322,979	-	322,979
Convertible preferred stock issuance net of expenses of $35,605	-	-	1,000,000	1,000	-	463,395	-	-	464,395
Purchase of 137,000 shares treasury stock	-	-	-	-	(65,812)	-	-	-	(65,812)
Dividends to preferred shareholders	-	-	-	-	-	-	(10,833)	-	(10,833)
Other comprehensive gains:
Unrealized gains on available-for- sale marketable securities	-	-	-	-	-	-	-	8,897	8,897
BALANCE-SEPTEMBER 30, 2007	17,043,000	17,043	1,000,000	1,000	(65,812)	1,416,558	3,090,470	11,660	4,470,919
Net loss	-	-	-	-	-	-	(1,645,427)	-	(1,645,427)
Common stock issuance	520,661	521	-	-	-	629,479	-	-	630,000
Convertible preferred stock issuance			285,000	285	-	1,424,715	-	-	1,425,000
Retirement of treasury stock	(137,000)	(137)	-	-	65,812	(65,675)	-	-	-
Dividends to preferred shareholders	-	-	-	-	-	-	(15,000)	-	(15,000)
Deferred financing charges related to
Issuance of convertible debt	-	-	-	-	-	33,600	-	-	33,600
Purchase of 2,500 shares treasury stock	-	-	-	-	(2,743)	-	-	-	(2,743)
Other comprehensive gains (losses):
Unrealized gains (losses) on available-for-sale marketable securities	-	-	-	-	-	-	-	(25,270)	(25,270)
BALANCE-SEPTEMBER 30, 2008	17,426,661	$17,427	1,285,000	$1,285	$(2,743)	$3,438,677	$1,430,043	$(13,610)	$4,871,079

The accompanying notes are an integral part of these consolidated financial statements

JANEL WORLD TRADE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED SEPTEMBER 30,
	2008	2007	2006
OPERATING ACTIVITIES:
Net income (loss)	$(1,645,427)	$322,979	$56,995
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Depreciation and amortization	838,674	99,415	107,649
Amortization of imputed interest	13,332	-	-
Deferred income taxes	(754,000)
Stock based compensation	-	-	452,360
Impairment loss	1,812,750	-	-
Changes in operating assets and liabilities:
Accounts receivable	(758,247)	(534,634)	524,990
Tax refund receivable	(83,000)	-	-
Loans receivable	-	(30,124)	(50,558)
Prepaid expenses and sundry current assets	(53,597)	383	-
Accounts payable and accrued expenses	163,146	1,117,750	(490,156)
Security deposits	(1,766)	-	-
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(468,135)	975,769	601,280

INVESTING ACTIVITIES:
Acquisition of subsidiaries (Note 2)	(423,867)	-	-
Acquisition of property and equipment, net	(57,036)	(138,844)	(43,478)
Purchase of marketable securities	(6,434)	(2,761)	(2,333)
NET CASH USED IN INVESTING ACTIVITIES	(487,337)	(141,605)	(45,811)

FINANCING ACTIVITIES:
Proceeds received from bank loan	750,000	-	-
Repayment of long-term debt	(84,764)	(7,236)	(8,384)
Repayment (issuance) of loans receivable	(3,772)	(97,736)	1,629
Purchase of treasury stock	(2,743)	(65,812)	-
Proceeds from sale of preferred stock, net of related expenses of $35,605	-	464,395	-
Repayment of loans receivable – related party	111,700	-	-
Proceeds from loans payable – related party	143,422	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	913,843	293,611	(6,755)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(41,629)	1,127,775	548,714
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,469,727	1,341,952	793,238
CASH AND CASH EQUIVALENTS – END OF YEAR	$2,428,098	$2,469,727	$1,341,952
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$177,583	$500	$1,140
Income taxes	$200,788	$294,429	$332,164
Non-cash investing activities:
Unrealized gain (loss) on marketable securities	$(25,270)	$8,897	$1,147
Dividends declared to preferred shareholders	$15,000	$10,833	$-
Issuance of common stock, convertible preferred stock and
notes payable in connection with business acquisitions	$2,941,632	$-	$-
Deferred financing charges	$33,600	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

JANEL WORLD TRADE LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business description

Janel World Trade Ltd. and Subsidiaries (“the Company” or “Janel”) operates its business as two reportable segments comprised of: A) full-service cargo transportation logistics management, including freight forwarding – via air, ocean and land-based carriers – custom brokerage services, warehousing and distribution services, and other value-added logistics services, and B) computer software sales, support and maintenance.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.  All intercompany transactions and balances have been eliminated in consolidation.

Uses of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during each reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of less than ninety days at the date of purchase.

The Company maintains cash balances at various financial institutions.  Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.  The Company’s accounts at these institutions may, at times, exceed the federally insured limits.  The Company has not experienced any losses in such accounts.

Marketable securities

The Company classifies all of its short-term investments as available-for-sale securities.  Such short-term investments consist primarily of mutual funds which are stated at market value, with unrealized gains and losses on such securities reflected as other comprehensive income (loss) in stockholders’ equity.  Realized gains and losses on short-term investments are included in earnings and are derived using the specific identification method for determining the cost of securities.  Therefore, all securities are considered to be available for sale and are classified as current assets.

Property and equipment and depreciation policy

Property and equipment are recorded at cost.  Depreciation is provided for in amounts sufficient to amortize the costs of the related assets over their estimated useful lives on the straight-line and accelerated methods for both financial reporting and income tax purposes.

Maintenance, repairs and minor renewals are charged to expense when incurred.  Replacements and major renewals are capitalized.

Revenues and revenue recognition

(a)	Full service cargo transportation logistics management

Revenues are derived from airfreight, ocean freight and custom brokerage services.  The Company is a non-asset based carrier and accordingly, does not own transportation assets.  The Company generates the major portion of its air and ocean freight revenues by purchasing transportation services from direct carriers (airlines, steam ship lines, etc.) and reselling those services to its customers.  By consolidating shipments from multiple customers and availing itself of its buying power, the Company is able to negotiate favorable rates from the direct carriers, while offering to its customers lower rates than the customers could obtain themselves.

Airfreight revenues include the charges to the Company for carrying the shipments when the Company acts as a freight consolidator.  Ocean freight revenues include the charges to the Company for carrying the shipments when the Company acts as a Non-Vessel Operating Common Carrier (NVOCC).  In each case,   the Company is acting as an indirect carrier.  When acting as an indirect carrier, the Company will issue a House Airway Bill (HAWB) or a house Ocean Bill of Lading (HOBL) to customers as the contract of carriage.  In turn, when the freight is physically tendered to a direct carrier, the Company receives a contract of carriage known as a Master Airway Bill for airfreight shipments and a Master Ocean Bill of Lading for ocean shipments.   At this point the risk of loss passes to the carrier, however, in order to claim for any such loss, the customer is first obligated to pay the freight charges.

Based upon the terms in the contract of carriage, revenues related to shipments where the Company issues a HAWB or a HOBL are recognized at the time the freight is tendered to the direct carrier.  Costs related to the shipments are recognized at the same time.

Revenues realized when the Company acts as an agent for the shipper and does not issue a HAWB or a HOBL include only the commission and fees earned for the services performed.  These revenues are recognized upon completion of the services.

Customs brokerage and other services involves providing multiple services at destination, including clearing shipments through customs by preparing required documentation, calculating and providing for payment of duties and other charges on behalf of the customers, arranging for any required inspections, and arranging for final delivery.  These revenues are recognized upon completion of the services.

The movement of freight may require multiple services.  In most instances, the Company may perform multiple services including destination breakbulk and value added services such as local transportation, distribution services and logistics management.  Each of these services has a separate fee which is recognized as revenue upon completion of the service.

Customers will frequently request an all inclusive rate for a set of services, which is known in the industry as “door-to-door services”.  In these cases, the customer is billed a single rate for all services from pickup at origin to delivery.  The allocation of revenue and expense among the components of service when provided under an all inclusive rate are done in an objective manner on a fair value basis in accordance with Emerging Issues Task Force (EITF) 00-21, “Revenue Arrangements with Multiple Deliverables”.

(b)	Computer software sales, support and maintenance

The Company recognizes revenue, including multiple element arrangements, in accordance with the provisions of the SEC’s Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition, and the Financial Accounting Standards Board’s (“FASB”), and EITF 00-21, Revenue Agreements with Multiple Deliverables.  Revenue from the sale of the Company’s products and services are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured.  Amounts billed in excess of revenue recognized are recorded as deferred revenue in the balance sheet.

Income per common share

Basic net income per common share is calculated by dividing net income available to common shareholders by the weighted average of common shares outstanding during the period.  Diluted net income per common share is calculated using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of stock options and warrants.

Comprehensive income

Comprehensive income encompasses all changes in stockholders’ equity other than those arising from stockholders, and generally consists of net income and unrealized gains and losses on unrestricted available-for-sale marketable equity securities.  As of September 30, 2008, accumulated other comprehensive income consists of unrealized gains on unrestricted available-for-sale marketable equity securities.

Deferred income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109) which requires that deferred tax assets and liabilities be recognized for future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  In addition, SFAS 109 requires recognition of future tax benefits, such as carryforwards, to the extent that realization of such benefits is more likely than not and that a valuation allowance be provided when it is more likely than not that some portion of the deferred tax asset will not be realized.

Goodwill, other intangibles and long-lived assets

The Company records as goodwill the excess of purchase price over the fair value of the tangible and identifiable intangible assets acquired.  Statement of Financial Accounting Standards 142, Goodwill and Other Intangible Assets (SFAS 142), requires goodwill to be tested for impairment annually as well as when an event or change in circumstance indicates an impairment may have occurred.  Goodwill is tested for impairment by comparing the fair value of the Company’s individual reporting units to their carrying amount to determine if there is a potential goodwill impairment.  If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill of the reporting unit is less than its carrying value.

Long-lived assets, including fixed assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition.  If such cash flows are not sufficient to support the asset’s recorded value, an impairment charge is recognized to reduce the carrying value of the long-lived asset to its estimated fair value.  The determination of future cash flows, as well as the estimated fair value of long-lived assets, involve significant estimates on the part of management.  In order to estimate the fair value of a long-lived asset, the Company may engage a third-party to assist with the valuation.  If there is a material change in economic conditions or other circumstances influencing the estimate of future cash flows or fair value, the Company could be required to recognize impairment charges in the future. (See Note 2A).

Fair value of financial instruments

The carrying values of cash and cash equivalents, receivables, prepaid expenses and other assets, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair values because of the short-term nature of these instruments.

Recent accounting pronouncements

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”), which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with U.S. GAAP.  SFAS 162 is effective for the Company sixty days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”.

In March 2008, the FASB issued Statement of Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities.  This statement requires additional disclosures about the objectives of derivative instruments and hedging activities, the method of accounting for such instruments under SFAS No. 133 and its related interpretations, and a tabular disclosure of the effects of such instruments and related hedged items on the Company’s financial position, financial performance, and cash flows.  SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141R”), which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at “full fair value”.  Under SFAS 141R, all business combinations will be accounted for under the acquisition method.  Significant changes, among others, from current guidance resulting from SFAS 141R include the requirement that contingent assets and liabilities and contingent consideration shall be recorded at estimated fair value as of the acquisition date, with any subsequent changes in fair value charged or credited to earnings.  Further, acquisition-related costs will be expensed rather than treated as part of the acquisition.  SFAS 141R is effective for periods beginning on or after December 15, 2008.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115”. SFAS No. 159 allows companies to choose to measure eligible financial instruments and certain other items at fair value that are not required to be measured at fair value.  SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings at each reporting date.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.

On September 15, 2006 FASB issued SFAS No. 157 (“SFAS 157”) “Fair Value Measurements”.  SFAS 157 enhances existing guidance for measuring assets and liabilities using fair value.  Previously, guidance for applying fair value was incorporated in several accounting pronouncements.  The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities.  While the statement does not add any new fair value measurements, it does change current practice.  One such change is a requirement to adjust the value of non-vested stock for the effect of the restriction even if the restriction lapses within one year.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The adoption of SFAS 157 is not expected to have a material impact on the financial statements of the Company.

In the opinion of management of the Company, the adoption of these new pronouncements will not have a material effect on the financial position or results of operations of the Company.

2	ACQUISITIONS AND IMPAIRMENT LOSSES

(A)	ORDER LOGISTICS, INC.

On October 18, 2007, Janel World Trade, Ltd. (the “Company”) acquired certain assets of Order Logistics, Inc. (“OLI”) consisting of proprietary technology, intellectual property (including the name “Order Logistics”), office locations and equipment and customer lists for use in the management and expansion of the Company’s international integrated logistics transport services business.  The technology acquired by the Company enables it to integrate all of the different aspects of movement and delivery of goods, making the entire process electronically visible in “real time”.  The Agreement includes non-competition provisions restricting OLI from competing with Janel.

The purchase price for the acquired assets was $3,888,429 and was comprised of $2,338,429 cash paid at closing, the issuance of a $125,000 note payable due March 30, 2008 (see Note 15B) and the issuance of 285,000 restricted shares of Janel’s newly-authorized $.001 par value Series B Convertible Preferred Stock (“Series B”), each share of which is convertible into ten shares of Janel’s $.001 par value common stock at any time after October 18, 2009.  In connection therewith, the Company borrowed $1,700,000 under its existing line of credit and entered into a term loan agreement for $500,000 with a different bank.  The balance of the cash portion was paid from existing cash.

The Company, with the assistance of a third party, performed its annual goodwill impairment test effective as of September 30, 2008 and determined that there was no impairment of the goodwill relating to Order Logistics.  The Company also performed an impairment test on the other identifiable intangible assets acquired relating to Order Logistics and determined that, due to changes in economic circumstances relating to Order Logistics, the carrying value of certain intangible assets exceeded their estimated undiscounted future cash flows and their eventual disposition.  Accordingly, the Company recorded an impairment loss of $1,812,750 representing the write-off of:

Customer relationships	$414,451
Software valuation	508,299
Development agreement	890,000
$1,812,750

(B)	FERRARA INTERNATIONAL LOGISTICS, INC.

On July 18, 2008 the Company acquired the customs brokerage “book of business”, as defined, of Ferrara International Logistics, Inc. (“Ferrara”), consisting of books, records, forms, manuals, access codes, goodwill, customer lists and contact information, telephone and advertising listings (the “Business”) for the expansion of the Company’s international integrated logistics transport services business.  Ferrara will provide the Company with related marketing, advertising, sales, and related administrative services pursuant to the May 19, 2008 Sales Agency and Service Agreement (the “Sales Agreement”), which has a three-year term and non-competition provisions restricting Ferrara from competing with the Company.

The purchase price for the acquired assets was $2,077,070 (including transaction costs of $85,438 and net of imputed interest of $108,368), comprised of a $600,000 payment by the Company at closing, the issuance of 520,661 restricted shares of the Company’s $0.001 common stock (the “Shares”) valued at $630,000, based upon the $1.21 per share closing price of the Company’s common stock in the Over-The-Counter market on the Friday immediately preceding the closing date, a non-interest bearing $435,000 payment due one year after closing, and a non-interest bearing $435,000 payment due three years after the closing.  The Company has imputed interest on these obligations at 7% per annum.  The Company issued $400,000 of fixed rate convertible promissory notes to unrelated third parties, in part, fund this acquisition (see Note 8).  The balance of the cash portion was paid from existing cash.

If the aggregate earnings of the Business before interest, taxes, depreciation and amortization (“EBITDA”) for the three years immediately following the closing fails to equal $2,100,000, the Company will be entitled to a reduction of the purchase price in an amount equal to three times the total three year EBITDA shortfall (the “Shortfall”).  If the final note is not sufficient to satisfy the Shortfall, the appropriate number of Shares, valued at the closing market price on the third anniversary of the closing date, will be cancelled and returned to the Company’s authorized and unissued stock.

The compensation payable to Ferrara pursuant to the Sales Agreement is contingent upon the aggregate EBITDA of the Business for the three years immediately following the closing exceeding $2,100,000, in which event the Company will pay Ferrara 40% of the excess amount for that period, and for the following three years pay Ferrara 40% of the excess amount of annual EBITDA exceeding $700,000.

(C)	PURCHASE PRICE ALLOCATION

In accordance with the purchase method of accounting as prescribed by SFAS No. 141, “Business Combinations”, the Company allocated the consideration to the net tangible and identifiable intangible assets, based on their estimated fair values.  Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and identifiable intangible assets.  The factors that contributed to the recognition of goodwill included securing buyer-specific synergies that increase revenue and profits and are not otherwise available to a marketplace participant, and the acquisition of a talented workforce.

The consideration has been allocated as follows:

	ORDER LOGISTICS, INC.	FERRARA INTERNATIONAL LOGISTICS, INC.

Tangible assets:
Furniture and equipment	$165,117	$-

Intangible assets:
Identifiable intangibles, subject to amortization	3,260,000	1,530,000
Goodwill	463,312	547,070
	3,723,312	2,077,070

Purchase price	$3,888,429	$2,077,070

The following table provides unaudited pro forma results of operations for the fiscal years ended September 30, 2008 and 2007 as if the acquisitions had been consummated as of the beginning of each period presented.  The pro forma results include the effect of certain purchase accounting adjustments, such as the estimated changes in depreciation and amortization expense on the acquired intangible assets.  However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the companies.  Accordingly, such amounts are not necessarily indicative of the results if the acquisition has occurred on the dates indicated, or which may occur in the future.

(Unaudited)	Pro Forma Results
(Dollars in Millions except per share data)	Year ended September 30,
	2008	2007

Revenues	$86,735	$83,977

Loss before income taxes (exclusive of impairment loss for 2008)	$(33)	$(323)

Fully diluted earnings per share	$(.01)	$(.02)

3	MARKETABLE SECURITIES

Marketable securities consist of the following:

	Cost	Unrealized Holding Gains (Losses)	Fair Value

As of September 30, 2008:
Mutual Funds	$77,314	$(25,270)	$52,044

As of September 30, 2007:
Mutual Funds	$61,983	$8,897	$70,880

4	LOANS RECEIVABLE – OFFICERS

The loans receivable – officers bear interest at 4% per annum and are due on demand.

5	LOAN RECEIVABLE (PAYABLE) – RELATED PARTY

The loan receivable (payable) – related party is due from a company owned by Janel’s President and Executive Vice President.  The loan bears interest at 6% per annum and is due on demand.

6	PROPERTY AND EQUIPMENT

A summary of property and equipment and the estimated lives used in the computation of depreciation and amortization is as follows:

	September 30,
	2008	2007	Life

Furniture and fixtures	$230,780	$77,108	5-7 years
Computer equipment	524,694	489,410	5 years
	755,474	566,518
Less accumulated depreciation and amortization	451,619	348,990
	$303,855	$217,528

7	INTANGIBLE ASSETS

A summary of intangible assets and the estimated useful lives used in the computation of amortization is as follows:

	Order Logistics, Inc.		Ferrara International Logistics, Inc.

Customer relationships	$110,000	8 years	$1,530,000	9.5 years
Software valuation	350,000	5 years	-
Development agreement	340,000	3 years	-
Goodwill	463,312		547,070
	1,263,312		2,077,070
Less accumulated amortization	-		40,263
	$1,263,312		$2,036,807

A summary of the changes in intangible assets is as follows:

	Order Logistics, Inc.	Ferrara International Logistics, Inc.

Balance – beginning of year	$-	$-
Acquisitions	3,723,312	2,077,070
Amortization	(647,250)	(40,263)
Impairment loss	(1,812,750)	-
Balance – end of year	$1,263,312	$2,036,807

8	CONVERTIBLE PROMISSORY NOTES

In July 2008 the Company issued $400,000 of fixed rate convertible promissory notes which are due in July 2009 and bear interest at a weighted average interest rate of 8.25% per annum, payable at maturity.  The Company has the right to pay the principal and interest on these notes in cash or in shares of the Company’s common stock at a weighted average conversion price of $.88 per share.  The Company has the right, at its option and at any time prior to the maturity, to convert all or a part of the principal and interest due on this note into Conversion Shares at a weighted average conversion price of $.88 per share.  In addition, if the notes are converted prior to or at maturity, the Company will issue the lender five-year warrants to purchase 15% of the amount of the note exercisable at $1.25 per share.   If the notes are not paid in full prior to maturity, they will convert into common shares at a weighted average conversion price of $.88 per share.  If the Company pays the notes in cash, it will issue the number of additional shares of common stock to the holders of the note equal to 15% of the face value of the note.

In connection with the issuance of these notes, the Company issued 52,500 two year warrants which are exercisable at $2.00 per share and 7,500 five year warrants which are exercisable at $1.25 per share.  In addition, the Company paid the placement agent of the notes $40,000 and issued 40,000 five year warrants exercisable at $2.00.

The fair value of all the warrants as determined using the Black Scholes Option Pricing Model was $33,600, which amount was classified as a deferred finance charge and is being amortized over the term of the notes.

9	NOTE PAYABLE – BANK

The Company has an available line of credit with a bank pursuant to which it may borrow up to $1,500,000.  Advances under this facility bear interest at prime minus .75%.  All borrowings are personally guaranteed by the president and executive vice president of the Company.  The line is secured by a blanket lien on the assets of the Company.  As of September 30, 2008 borrowings under this credit line totaled $750,000.

10	LONG-TERM DEBT

Long-term debt consists of the following:

	September 30,
	2008	2007

Term loan payable in monthly installments of $20,238, plus interest at the bank’s prime rate plus .75% per annum, or LIBOR plus 2% per annum with a final payment April 1, 2013. The loan is collateralized by substantially all assets of the Company and is personally guaranteed by certain stockholders of the Company.	$1,619,048	$-

Non-interest bearing note payable, net of imputed interest, in payments of $435,000 in July 2009 and July 2011 (see Note 2B).	774,964	-

Term loan payable in monthly installments of $13,889, plus interest at a bank’s prime rate minus .50% per annum. The loan is collateralized by substantially all assets of a subsidiary of the Company.	500,000	-

Other	2,533	6,345
	2,896,545	6,345
Less current portion	786,308	3,795
	$2,110,237	$2,550

These obligations mature as follows:

2009	$786,308
2010	381,996
2011	823,876
2012	256,741
2013	242,856
Thereafter	404,768
$2,896,545

11	STOCKHOLDERS’ EQUITY

Janel is authorized to issue 225,000,000 shares of common stock, par value $.001.  In addition, the Company is authorized to issue 5,000,000 shares of preferred stock, par value $.001.  The preferred stock is issuable in series with such voting rights, if any, designations, powers, preferences and other rights and such qualifications, limitations and restrictions as may be determined by the Company’s board of directors or a duly authorized committee thereof, without stockholder approval.  The board may fix the number of shares constituting each series and increase or decrease the number of shares of any series.

As of September 30, 2008 there were 1,000,000 shares of Series A Convertible Preferred Stock issued and 285,000 shares of Series B Convertible Preferred Stock issued and outstanding.

A.	Issuance of convertible preferred stock

(1)           On January 10, 2007, the Company sold one million unregistered shares of newly-authorized $0.001 par value 3% Series A Convertible Preferred Stock (the “Series A Stock”) for a total of $500,000.  The shares are convertible into shares of Janel’s $0.001 par value common stock at any time on a one-share for one-share basis.

(2)           See Note 2 in connection with the issuance of Series B Preferred Stock.

B.	Stock repurchase program

On October 12, 2006, the Company’s Board of Directors authorized the purchase of up to 300,000 shares of the Company’s common stock, subject to certain conditions.  The repurchase plan may be suspended by the Company at any time.  As of September 30, 2008, 139,500 shares of the Company’s common stock have been repurchased under the plan at a cost of $68,555.

12	INCOME TAXES

Income taxes consist of the following:

	Year Ended September 30,
	2008	2007	2006

Federal - current	$(83,000)	$187,000	$182,000
- deferred	(754,000)	-	-
State and local	110,000	96,700	89,500
	$(727,000)	$283,700	$271,500

The reconciliation of income tax computed at the Federal statutory rate to the provision for income taxes is as follows:

	Year Ended September 30,
	2008	2007	2006

Federal taxes (credits) at statutory rates	$(811,160)	$207,700	$111,700
Non-deductible expenses	11,560	12,200	100,700
State and local taxes, net of Federal benefit	72,600	63,800	59,100

	$(727,000)	$283,700	$271,500

The deferred tax asset represents the tax effect of timing differences relating to amortization of intangible assets and the related impairment loss.

13	PROFIT SHARING AND 401(k) PLANS

The Company maintains a non-contributory profit sharing and 401(k) plan covering substantially all full-time employees.  The expense charged to operations for the years ended September 30, 2008, 2007, and 2006 aggregated approximately $30,000, $28,000 and $25,000, respectively.

14	RENTAL COMMITMENTS

The Company conducts its operations from leased premises.  Rental expense on operating leases for the years ended September 30, 2008, 2007 and 2006 was approximately $404,000, $331,000 and $324,000, respectively.

Future minimum lease commitments (excluding renewal options) under noncancelable leases are as follows:

Year ended September 30, 2009	$397,000
2010	223,000
2011	162,000
2012	111,000
2013	20,000

15	RISKS AND UNCERTAINTIES

(a)	Currency risks

The nature of Janel’s operations requires it to deal with currencies other than the U.S. Dollar. This results in the Company being exposed to the inherent risks of international currency markets and governmental interference.  A number of countries where Janel maintains offices or agent relationships have currency control regulations that influence its ability to hedge foreign currency exposure.  The Company tries to compensate for these exposures by accelerating international currency settlements among those officers or agents.

(b)	Concentration of credit risk

The Company’s assets that are exposed to concentrations of credit risk consist primarily of cash and receivables from customers.  The Company places its cash with financial institutions that have high credit ratings.  The receivables from clients are spread over many customers.  The Company maintains an allowance for uncollectible accounts receivable based on expected collectibility and performs ongoing credit evaluations of its customers’ financial condition.

(c)	Legal proceedings

(1)           Janel is occasionally subject to claims and lawsuits which typically arise in the normal course of business.  While the outcome of these claims cannot be predicated with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the Company’s financial position or results of operations.

(2)           On February 11, 2008, The Company filed a lawsuit in the United States District Court for the Southern District of New York against defendants World Logistics Services, Inc. (“World Logistics”), a Delaware Corporation formerly known as “Order Logistics, Inc.”; Richard S. Francis (“Francis”), the President of World Logistics; and Brian P. Griffin (“Griffin”), who was the Chief Executive Officer of World Logistics when Janel completed an acquisition in October 2007 of certain World Logistics assets.

Janel claims that the defendants made false and misleading statements of material facts concerning the exclusivity of the rights to the assets which were sold to Janel by having concealed and withheld the provisions of a settlement agreement with a third-party business associate and creditor made only two days before the closing of the asset sale, in which World Logistics agreed to the cancellation of a restrictive covenant which had prevented the creditor from using World Logistics proprietary computer software, or soliciting its list of valuable customers and employees.

Janel has charged that the defendants violated the anti-fraud provisions of the Federal securities laws, committed common law fraud, breach of contract and other wrongdoing, with the specific intent to defraud Janel and obtain 285,000 shares of its newly authorized Class B convertible preferred stock, and more than $2,300,000 in payments by Janel of the defendants’ long overdue obligations to suppliers, creditors and tax authorities.

In May 2008, the defendants filed a motion to the court asking it to dismiss the case based upon the defendants’ claim that the complaint “fails to state a claim upon which relief may be granted”.  The Company, in turn, filed a brief in opposition to the defendants’ motion showing that it is meritless and should be denied. The motion has not yet been decided.

(d)	Relationships with officers

Janel’s President and Chief Operating Officer and Executive Vice President and Chief Executive Officer (“EVP”), each own a 10% profit interest in each of Janel Shanghai and Janel Hong Kong, as well as 100% ownership in FCL/LCL International Inc. which operates as a “NVOCC” (non-vessel operating common carrier).  In addition, the EVP owns 50% of Janel Miami (Florida), which is a franchise using the Janel name, but in which the Company has no equity or other direct economic interest.

These relationships involve actual or potential conflicts of interest between Janel and its officers.

(e)	Concentration of sales

Sales to one customer aggregated approximately 16.5%, 19.9% and 13.5% of consolidated sales for the years ended September 30, 2008, 2007 and 2006, respectively.  Amounts due from this customer aggregated $162,000, $860,000 and $705,000 at September 30, 2008, 2007 and 2006 respectively.

16	QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	First	Second	Third		Fourth
Fiscal 2008
Net sales	$20,067,346	$18,281,961		$19,962,837		$24,433,239
Operating income (loss)	56,531	(181,097)		(192,647)		(136,222)
Net income (loss)	22,049	(162,820)		(153,829)		(1,350,827)

Per share data (1):
Basic earnings per share	$0.001	$(0.010)		$(0.009)		$(0.080)
Diluted earnings per share	$0.001	$(0.010)	$	(0.009)	$	(0.008)

Fiscal 2007
Net sales	$16,727,869	$18,303,590		$18,851,199		$21,064,784
Operating income (loss)	79,257	52,378		227,434		188,935
Net income (loss)	52,198	37,018		140,490		93,273

Per share data (1):
Basic earnings per share	$0.003	$0.005		$0.008		$0.006
Diluted earnings per share	$0.003	$0.005		$0.008		$0.005

(1) earnings per share were computed independently for each of the periods presented.  Therefore, the sum of the earnings per share amounts for the quarters may not equal the total for the year.

17	BUSINESS SEGMENT INFORMATION

Prior to the acquisition of Order Logistics, Inc. in October, 2007 (See Note 2A), the Company operated in one reportable segment which was full service cargo transportation logistics management.  Commencing with the acquisition of Order Logistics, Inc, the Company began operating in a second reportable segment which is supplying computer software sales, support and maintenance.

The following table presents financial information about the Company’s reportable segments as of and for the year ended September 30, 2008.

	Consolidated	Transportation Logistics	Computer Software

Total revenues	$82,745,383	$82,261,746	$483,637
Net revenues	$9,786,142	$9,302,505	$483,637
Operating income (loss)	$(453,435)	$719,798	$(1,173,233)
Identifiable assets	$13,470,992	$11,879,833	$1,591,159
Capital expenditures	$222,153	$54,789	$167,364
Equity	$4,871,079	$7,809,919	$(2,938,840)

PROSPECTUS

July 23, 2009

Part II
Information Not Required In Prospectus

Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, all of which will be borne by the Registrant (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown below are estimates except for the SEC registration fee.

SEC registration fee	$94.45
Legal fees and expenses	20,000
Printing expenses	3,000
Accounting fees	1,000
Miscellaneous	500
Total	$24,594.45

Indemnification of Directors and Officers

Section 145 of the Nevada Revised Statutes provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Registrant’s Articles of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Nevada Revised Statutes, as amended from time to time, each person that such section grants us the power to indemnify.

The Nevada Revised Statutes permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

• any breach of the director’s duty of loyalty to the corporation or its stockholders;

• acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• payments of unlawful dividends or unlawful stock repurchases or redemptions; or

• any transaction from which the director derived an improper personal benefit.

The Registrant’s Articles of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

EXHIBITS

2.	Agreement and Plan of Merger dated July 18, 2002 by and among Wine Systems Design, Inc., WSD Acquisition, Inc. and Janel World Transport, Ltd.*(b)

2.1	Acquisition Agreement dated July 6, 2005 by and among Janel World Trade, Ltd., Freight Wings, Inc. and Harjinder P. Singh.*(d) (the transaction proposed in this document was subsequently cancelled.)

3.1	Articles of Incorporation of Wine Systems Design, Inc. (predecessor name) filed on August 31, 2000.*(a)

3.2	By-laws of Wine Systems Design, Inc. (predecessor name) adopted on September 1, 2000.*(a)

3.3	Certificate of Correction of the preferences, rights, qualifications, limitations and restrictions of Series A Convertible Preferred Stock.*(j)

3.4	Articles of Incorporation of Janel World Trade, Ltd.*(j)

3.5	Restated and Amended By-Laws of Janel World Trade, Ltd.

4	Form of Series A Warrant Agreement dated March 10, 2006, and form of Series A Warrant.*(f)

4.1	Certificate of Designation of Series A Convertible Preferred Stock dated January 10, 2007.*(i)

4.2	Certificate of Designation of Series B Convertible Preferred Stock dated October 16, 2007.*(j)

4.3	Form of the Series B Warrant Agreement dated August 27, 2008, and the Form of the Series B Warrant.

5.1	Opinion of counsel regarding the validity of the shares being offered.

10.1	Janel Stock Option Incentive Plan adopted December 12, 2002.

10.2	Financial Public & Investor Relations Agreement signed March 10, 2006 by Janel World Trade, Ltd. and Strategic Growth International, Inc.*(f)

10.3	Janel World Trade, Ltd. Securities Purchase Agreement with the Institutional Purchaser entered into January 10, 2007.*(i)

10.4	Janel World Trade, Ltd. Registration Rights Agreement with the Institutional Purchaser entered into January 10, 2007.*(i)

10.5	Asset Purchase Agreement among Janel World Trade, Ltd., Janel Newco, Inc. and Order Logistics, Inc. entered into October 18, 2007.*(j)

10.6	Asset Purchase Agreement between Janel World Trade, Ltd. and Ferrara International Logistics, Inc. entered into May 19, 2008. *(k)

10.7	Sales Agency and Service Agreement between Janel World Trade, Ltd. and Ferrara International Logistics, Inc. entered into May 19, 2008. *(k)

10.8	July 18, 2008 Addendum to the Asset Purchase Agreement between Ferrara International Logistics, Inc. and Janel World Trade, Ltd. dated May 19, 2008. *(l)

10.9	Sands Brothers Series A Convertible Preferred Stock Purchase Agreement dated January 10, 2007.

10.10	Sands Brothers Series A Convertible Preferred Stock Registration Rights Agreement dated January 10, 2007.

10.11	Form of the Convertible Term Note Subscription Agreement.

10.12	Form of the Convertible Term Note.

10.13	Form of the Convertible Term Note Registration Rights Agreement.

10.14	Form of the Series B Warrant Agreement dated August 27, 2008.

10.15	Form of the Placement Agent Agreement and Addendum dated July 17, 2008.

10.16	Form of the JPMorgan Chase Bank, N.A. Forbearance Agreement dated May 22, 2009.

23.1	Consent of Paritz & Company, P.A.

23.2	Letter dated August 1, 2002, from Michael L. Stuck, C.P.A., P.C., the former independent certifying accountant.*(c)

99.1	Janel World Trade, Ltd. earnings release dated January 11, 2006, regarding the fiscal year and fourth quarter ended September 30, 2005.*(e)

99.1	August 17, 2006 Janel World Trade, Ltd. press release regarding the consolidated financial results for the three and nine month periods ended June 30, 2006.*(g)

99.1	October 12, 2006 Janel World Trade, Ltd. press release regarding adoption of a stock buy-back program.*(h)

99.1	February 20, 2008 Janel World Trade, Ltd. press release regarding the consolidated financial results for the three month period ended December 31, 2008*(m)

99.1	May 16, 2008 Janel World Trade, Ltd. press release regarding the consolidated financial results for the three month period ended March 31, 2008*(n)

*(a)	Incorporated by reference to Exhibits filed as part of the Wine Systems Design, Inc. (predecessor name) Registration Statement on Form SB-2 under File No. 333-60608, filed May 10, 2001.

*(b)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated July 22, 2002, filed July 30, 2002.

*(c)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K/A report dated July 22, 2002, filed August 1, 2002.

*(d)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K/A report dated July 6, 2005, filed July 12, 2005.

*(e)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated January 11, 2006, filed January 12, 2006.

*(f)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated March 10, 2006, filed March 17, 2006.

*(g)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated August 17, 2006, filed August 22, 2006.

*(h)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated October 13, 2006, filed October 16, 2006.

*(i)	Incorporated by reference to Exhibits filed as part of the company’s Form 8-K Report dated January 10, 2007, filed January 17, 2007.

*(j)	Incorporated by reference to Exhibits filed as part of the company’s Form 8-K Report dated October 18, 2007, filed October 22, 2007.

*(k)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated May 19, 2008, filed May 22, 2008.

*(l)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated July 18, 2008, filed July 24, 2008.

*(m)	Incorporated by reference to Exhibits filed as part of the company's Form 8-K report dated February 20, 2008, filed February 28, 2008.

*(n)	Incorporated by reference to Exhibits filed as part of the company’s Form 8-K Report dated May 19, 2008, filed May 22, 2008.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; provided that any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed n the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

5. That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b)(§230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act of 1933, and we will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

July 23, 2009
JANEL WORLD TRADE, LTD.

	By:	/s/ James N. Jannello
James N. Jannello, Executive Vice President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Registration statement been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ James N. Jannello	Executive Vice President, Chief Executive	July 23, 2009
James N. Jannello	Officer and Director

/s/ William J. Lally	President, Chief Operating Officer	July 23, 2009
William J. Lally	and Director

/s/ Stephen P. Cesarski	Director	July 23, 2009
Stephen P. Cesarski

/s/ Noel J. Jannello	Vice President and Director	July 23, 2009
Noel J. Jannello

/s/ Vincent Iacopella	Director	July 23, 2009
Vincent Iacopella

/s/ Linda Bieler	Controller and Chief Financial and	July 23, 2009
Linda Bieler	Accounting Officer

/s/ Ruth Werra	Secretary	July 23, 2009
Ruth Werra